                           OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK

           (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE COMMON STOCK)

                                       OF

                               IFR SYSTEMS, INC.
                                       AT

                              $1.35 NET PER SHARE

                                       BY

                            TESTCO ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                             AEROFLEX INCORPORATED

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 NOON, NEW YORK CITY TIME,
             ON MONDAY, MAY 20, 2002, UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "COMMON STOCK"), OF IFR SYSTEMS, INC. (THE "COMPANY"), INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE COMMON STOCK (THE "RIGHTS", AND TOGETHER WITH THE COMMON STOCK, THE "SHARES"), THAT REPRESENTS AT LEAST 50.1% OF THE THEN OUTSTANDING SHARES ON A FULLY DILUTED BASIS. THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS. SEE SECTION 15.

     The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of April 13, 2002 (the "Merger Agreement"), among Aeroflex Incorporated, a Delaware corporation ("Aeroflex"), Testco Acquisition Corp., a Delaware corporation (the "Purchaser"), and the Company.

     The Board of Directors of the Company unanimously (i) determined that the terms of the Offer and the Merger (as defined herein) are fair to, and in the best interests of, the stockholders of the Company, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

     THE COMPANY IS CURRENTLY IN DEFAULT UNDER ITS CREDIT AGREEMENT, UNDER WHICH APPROXIMATELY $84 MILLION IS OWED TO THE COMPANY'S BANK LENDERS. IN CONNECTION WITH THE OFFER, THE LENDERS UNDER THE CREDIT AGREEMENT HAVE ENTERED INTO A FORBEARANCE AGREEMENT IN WHICH THEY HAVE AGREED NOT TO TAKE ANY ACTION TO FORECLOSE ON THE COMPANY'S INDEBTEDNESS UNTIL AFTER AUGUST 30, 2002, UNLESS THE MERGER AGREEMENT IS TERMINATED EARLIER WITHOUT ANY SHARES HAVING BEEN PURCHASED IN THE OFFER. THE LENDERS HAVE ALSO AGREED TO ACCEPT APPROXIMATELY $49 MILLION IN FULL SATISFACTION OF ALL OBLIGATIONS UNDER THE CREDIT AGREEMENT AS LONG AS SUCH AMOUNT IS PAID BY THE COMPANY ON OR BEFORE AUGUST 30, 2002. SIMULTANEOUSLY WITH THE PURCHASE OF SHARES IN THE OFFER, IF IT IS CONSUMMATED, AEROFLEX HAS AGREED TO LEND TO THE COMPANY $48.8 MILLION TO FUND SUBSTANTIALLY ALL OF THE APPROXIMATELY $49 MILLION PAYMENT TO BE MADE BY THE COMPANY TO ITS LENDERS.

     A summary of the material terms of the Offer appears on pages 1 through 5. You should read this entire document carefully before deciding whether to tender your Shares.

April 19, 2002

                                   IMPORTANT

     Any stockholder of the Company wishing to tender Shares in the Offer must
(1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in
Section 3 or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

     The Rights associated with the Shares are presently evidenced by the certificates for the shares of Common Stock and a tender by a stockholder of such stockholder's Shares will also constitute a tender of the associated Rights. Any stockholder of the Company who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in
Section 3.

     Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
SUMMARY TERM SHEET..........................................     1
INTRODUCTION................................................     6
THE TENDER OFFER............................................     9
   1.  Terms of the Offer...................................     9
   2.  Acceptance for Payment and Payment for Shares........    11
   3.  Procedures for Accepting the Offer and Tendering
     Shares.................................................    11
   4.  Withdrawal Rights....................................    14
   5.  Certain United States Federal Income Tax
     Consequences...........................................    15
   6.  Price Range of Shares; Dividends.....................    15
   7.  Certain Information Concerning the Company...........    16
   8.  Certain Information Concerning Aeroflex and the
     Purchaser..............................................    20
   9.  Source and Amount of Funds...........................    21
  10.  Background of the Offer; Past Contacts or
     Negotiations with the Company..........................    21
  11.  The Merger Agreement.................................    24
  12.  Purpose of the Offer; Plans for the Company..........    35
  13.  Certain Effects of the Offer.........................    36
  14.  Dividends and Distributions..........................    37
  15.  Certain Conditions of the Offer......................    37
  16.  Certain Legal Matters; Regulatory Approvals..........    39
  17.  Dissenters' Rights...................................    41
  18.  Fees and Expenses....................................    41
  19.  Miscellaneous........................................    41
SCHEDULE I
Directors and Executive Officers of Aeroflex and the
  Purchaser.................................................   I-1

                               SUMMARY TERM SHEET

     Testco Acquisition Corp. is offering to purchase all of the outstanding common stock of IFR Systems, Inc. for $1.35 per share in cash. The following are some of the questions you, as a stockholder of IFR, may have, and answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

     Our name is Testco Acquisition Corp. We are a Delaware corporation formed for the purpose of making a tender offer for all of the common stock of IFR and have carried on no activities other than in connection with the merger agreement among Aeroflex Incorporated, Testco Acquisition Corp. and IFR Systems, Inc. We are a wholly owned subsidiary of Aeroflex, a leading manufacturer of microelectronic, integrated circuit, interconnect and testing solutions. Aeroflex's products are used in the fiber optic, broadband cable, wireless and satellite communications markets. Aeroflex also designs and manufactures motion control systems and shock and vibration isolation systems which are used for commercial, industrial and defense applications. See the "Introduction" to this Offer to Purchase and Section 8.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

     We are seeking to purchase all of the outstanding shares of common stock of IFR and the rights to purchase common stock associated with those shares. See the "Introduction" to this Offer to Purchase and Section 1.

HOW MUCH ARE YOU OFFERING TO PAY? WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

     We are offering to pay $1.35 per share, net to you, in cash. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker or nominee tenders your shares on your behalf, they may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

     Aeroflex, our parent company, will provide us with sufficient funds to purchase all shares validly tendered and not withdrawn in the offer and to provide funding for the merger, which is expected to follow the successful completion of the offer in accordance with the terms and conditions of the merger agreement. Aeroflex will also lend to IFR $48.8 million so that IFR can make certain agreed upon payments of approximately $49 million to the lenders under IFR's credit agreements in full satisfaction of the approximately $84 million owed thereunder. Aeroflex has sufficient cash on hand and marketable securities to provide the funds necessary for us to purchase the shares and make such loan. See Section 9.

WHAT IS THE SITUATION WITH IFR'S BANK DEBT?

     IFR is currently in default under its credit agreement, under which approximately $84 million is owed to IFR's bank lenders. In connection with the offer, the lenders have entered into a forbearance agreement in which they have agreed not to take any action to foreclose on IFR's indebtedness until after August 30, 2002, unless the merger agreement is terminated earlier without any shares having been purchased in the offer. The lenders have also agreed to accept approximately $49 million in full satisfaction of all obligations under the credit agreement as long as such amount is paid on or before August 30, 2002. Simultaneously with the purchase of shares in the Offer, if it is consummated, Aeroflex has agreed to lend to the Company $48.8 million to fund substantially all of the approximately $49 million payment to be made by the Company to its lenders. See Section 11.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

     We do not think our financial condition is relevant to your decision whether to tender in the offer because the form of payment consists solely of cash and all of our funding will come from cash on hand of, and marketable securities owned by, Aeroflex. See Section 9.

WHAT IS THE PURPOSE OF THE OFFER?

     The purpose of the offer is to enable Aeroflex to acquire at least a majority of the outstanding IFR shares. Following the offer, we and Aeroflex intend to acquire the remaining IFR shares that are not acquired in the offer in a merger transaction. See "Introduction" and Section 12.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

     You will have until 12:00 noon, New York City time, on Monday, May 20, 2002, to tender your shares in the offer, unless the offer is extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Sections 1 and 3.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

     We have agreed in the merger agreement that:

     - without the consent of IFR, we may extend the offer beyond the scheduled expiration date from time to time until August 30, 2002, at the latest, if at a scheduled expiration date any of the conditions to our obligation to accept for payment and to pay for the shares are not satisfied or, to the extent permitted by the merger agreement, waived;

     - without the consent of IFR, we may generally extend the offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission applicable to the offer;

     - if all of the conditions to the offer have been satisfied except the requirement that there be tendered and not withdrawn at least 50.1% of the then outstanding shares on a fully diluted basis at the time of the initial expiration date of the offer, we will extend the offer for at least three business days; and

     - if all conditions to the offer have been satisfied or waived, we will accept for payment and pay for all shares validly tendered and not withdrawn at the scheduled expiration date of the offer (which shares may not thereafter be withdrawn) and we may thereafter, at our discretion, extend the offer to provide a "subsequent offering period" of at least three business days but not more than 20 business days, during which time stockholders whose shares have not previously been accepted for payment may tender, but not withdraw, their shares and receive the offer consideration.

     Any extension under the circumstances described in the first bullet point above will not exceed the lesser of 10 days and that number of days that we reasonably believe is necessary to cause the conditions of the offer to be satisfied.

     See Section 1 of this Offer to Purchase for more details on our ability to extend the offer.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

     If we extend the offer, we will inform American Stock Transfer & Trust Company (the depositary for the offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

     We are not obligated to purchase any shares that are validly tendered in the offer unless:

     - the number of shares validly tendered and not withdrawn on the expiration date of the offer represents at least 50.1% of the then outstanding shares on a fully diluted basis (we call this condition the "minimum condition"). For purposes of the offer, "on a fully diluted basis" means, as of any time, on a basis that includes the number of shares of IFR common stock that are actually issued and outstanding plus the maximum number of such shares that IFR may be required to issue under stock options, warrants and other rights or securities convertible into shares of IFR common stock, whether or not currently exercisable;

     - IFR is fully discharged from all obligations under its credit agreement upon payment of approximately $49 million to the lenders under the credit agreement in full satisfaction of the approximately $84 million owed thereunder, such lenders do not take any action to foreclose or exercise any other rights against the Company under the credit agreement prior to or at the time of acceptance of shares for purchase in the offer, and the forbearance and loan discharge agreements with the lenders are in full force and effect at the time of acceptance of shares for purchase in the offer;

     - any required approvals from governmental authorities are received; and

     - there is no material adverse change in IFR or its business.

     The offer is also subject to a number of other conditions. We can waive some of the conditions to the offer without IFR's consent; however, we cannot waive the minimum condition without IFR's consent. See Section 15.

HOW DO I TENDER MY SHARES?

     To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to American Stock Transfer & Trust Company, the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your broker, bank or other nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three New York Stock Exchange trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 3.

UNTIL WHAT TIME MAY I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You may withdraw shares at any time until the offer has expired and, if we have not accepted your shares for payment by Thursday, June 18, 2002, you may withdraw them at any time after that date until we accept shares for payment. This right to withdraw will not apply to a subsequent offering period, if any, as discussed in Section 1. See Section 4.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

     To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 4.

WHAT DOES THE IFR BOARD OF DIRECTORS RECOMMEND REGARDING THE OFFER?

     We are making the offer pursuant to the merger agreement, which has been approved by the IFR board of directors. The board of directors of IFR:

     - unanimously determined that the terms of the offer and the merger are fair to, and in the best interests of, the stockholders of IFR;

     - unanimously approved the merger agreement and the transactions contemplated thereby, including the offer and the merger; and

     - unanimously recommends that IFR's stockholders accept the offer and tender their shares pursuant to the offer and approve and adopt the merger agreement.

See the "Introduction" to this Offer to Purchase.

IF A MAJORITY OF THE SHARES ARE TENDERED AND ACCEPTED FOR PAYMENT, WILL IFR CONTINUE AS A PUBLIC COMPANY?

     No. Following the purchase of shares in the offer we expect to consummate the merger. If the merger takes place, IFR will no longer be publicly owned. Even if for some reason the merger does not take place, if we purchase all of the tendered shares, there may be so few remaining stockholders and publicly held shares that IFR common stock will no longer be eligible to be traded on the Nasdaq; there may not be a public trading market for IFR common stock; and IFR may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See Section 13.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL OF THE IFR SHARES ARE NOT TENDERED IN THE OFFER?

     Yes. If we accept for payment and pay for at least a majority of the shares of IFR on a fully diluted basis and all of the conditions to the merger are satisfied or waived, Testco Acquisition Corp. will be merged with and into IFR. If that merger takes place, Aeroflex will own all of the shares of IFR and all remaining stockholders of IFR (other than Aeroflex, Testco Acquisition and their subsidiaries, the Company and stockholders properly exercising dissenters' rights under Delaware law) will receive $1.35 per share in cash (or any higher price per share that is paid in the offer). See the "Introduction" to this Offer to Purchase.

WHY SHOULD I TENDER IF I WILL RECEIVE $1.35 PER SHARE IN THE MERGER ANYWAY?

     We will not purchase any shares in the offer or the merger unless at least 50.1% of the outstanding shares, on a fully diluted basis, are properly tendered and not withdrawn in the offer. In addition, if the offer is completed, stockholders who tender their shares in the offer will be paid before stockholders who wait until the merger is completed.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

     If the merger described above takes place, stockholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, subject to any dissenters' rights properly exercised under Delaware law. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. If the merger does not take place, however, the number of stockholders and the number of shares of IFR that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the common stock. Also, as described above, IFR may cease making filings with the SEC or otherwise may not be required to comply with the SEC rules relating to publicly held companies. See the "Introduction" and Section 13 of this Offer to Purchase.

WHAT WILL HAPPEN IF YOU DON'T BUY SHARES IN THE OFFER?

     If we don't receive tenders of at least 50.1% of the fully diluted IFR shares under our tender offer (as it may be extended), we would have the right to terminate the merger agreement. If we exercised that right, the forbearance agreement with IFR's lenders would also terminate. IFR would then have to negotiate with its lenders a further extension of their forbearance agreement in order to avoid the lenders having the right to demand payment of the approximately $84 million that IFR would then owe them. IFR would also have to consider whether there are any alternatives that would preserve any value for its stockholders.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

     On April 12, 2002, the last trading day before we announced the signing of the merger agreement, the last sale price of IFR common stock reported on the Nasdaq National Market was $1.316 per share. On April 18, 2002, the last trading day before we commenced the tender offer, the closing price of IFR common stock reported on the Nasdaq was $1.32. We encourage you to obtain a recent quotation for shares of IFR common stock in deciding whether to tender your shares. See
Section 6.

WHAT ARE THE TAX CONSEQUENCES TO ME OF TENDERING SHARES?

     The receipt of cash for shares pursuant to the tender offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. See Section 5.

HAVE ANY STOCKHOLDERS OF IFR AGREED TO TENDER THEIR SHARES IN THE OFFER OR VOTE IN FAVOR OF THE MERGER?

     No. However, IFR has disclosed in its Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission that, to IFR's knowledge, each of its executive officers, directors and affiliates intend to tender their shares in the offer. In addition, if the offer is completed and a special meeting is required under applicable law to complete the merger, IFR will hold a special meeting of its stockholders to vote on the approval of the merger. At that special meeting, we will vote the shares purchased by us in the offer in favor of the merger and the adoption of the merger agreement. If we purchase more than 90% of the outstanding IFR shares in the offer or otherwise, the merger would be consummated without a stockholder meeting and without approval of IFR stockholders, in accordance with applicable law. See Section 11.

TO WHOM MAY I SPEAK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

     You may call MacKenzie Partners, Inc., the information agent for our tender offer, at (800)322-2885 (toll free). See the back cover of this Offer to Purchase.

To the Holders of Shares of Common Stock of
IFR Systems, Inc.:

                                  INTRODUCTION

     Testco Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Aeroflex Incorporated, a Delaware corporation ("Aeroflex"), hereby offers to purchase all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of IFR Systems, Inc. (the "Company"), and the associated rights to purchase Common Stock (the "Rights") issued pursuant to the Rights Agreement, dated as of February 28, 1999 (as amended, the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as rights agent (the shares of Common Stock and the associated Rights are referred to herein as the "Shares"), at a price of $1.35 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 13, 2002 (the "Merger Agreement"), among Aeroflex, the Purchaser and the Company. The Merger Agreement provides that the Purchaser will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation (the "Surviving Corporation"), wholly owned by Aeroflex. Pursuant to the Merger, at the effective time of the Merger (the "Effective Time") each Share outstanding immediately prior to the Effective Time (other than Shares owned by Aeroflex, the Purchaser, any of their subsidiaries, or the Company, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under the Delaware General Corporation Law (the "DGCL")), will be converted into the right to receive $1.35 or any greater per Share price paid in the Offer in cash, without interest (the "Merger Consideration"). The Merger Agreement is more fully described in Section 11, which also contains a discussion of the treatment of Company stock options.

     THE COMPANY IS CURRENTLY IN DEFAULT UNDER ITS CREDIT AGREEMENT, UNDER WHICH APPROXIMATELY $84 MILLION IS OWED TO THE COMPANY'S BANK LENDERS. IN CONNECTION WITH THE OFFER, THE LENDERS HAVE ENTERED INTO A FORBEARANCE AGREEMENT IN WHICH THEY HAVE AGREED NOT TO TAKE ANY ACTION TO FORECLOSE ON THE COMPANY'S INDEBTEDNESS UNTIL AFTER AUGUST 30, 2002, UNLESS THE MERGER AGREEMENT IS TERMINATED EARLIER WITHOUT ANY SHARES HAVING BEEN PURCHASED IN THE OFFER. THE LENDERS HAVE ALSO AGREED TO ACCEPT APPROXIMATELY $49 MILLION IN FULL SATISFACTION OF ALL OBLIGATIONS UNDER THE CREDIT AGREEMENT AS LONG AS SUCH AMOUNT IS PAID BY THE COMPANY ON OR BEFORE AUGUST 30, 2002. SIMULTANEOUSLY WITH THE PURCHASE OF SHARES IN THE OFFER, IF IT IS CONSUMMATED, AEROFLEX HAS AGREED TO LEND TO THE COMPANY $48.8 MILLION TO FUND SUBSTANTIALLY ALL OF THE APPROXIMATELY $49 MILLION PAYMENT TO BE MADE BY THE COMPANY TO ITS LENDERS. SEE
SECTION 11.

     Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Aeroflex or the Purchaser will pay all charges and expenses of American Stock Transfer & Trust Company, as depositary (the "Depositary"), and MacKenzie Partners, Inc. as information agent (the "Information Agent"), incurred in connection with the Offer. See Section 18.

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD") UNANIMOUSLY (1) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY, (2) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (3) RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT.

     TM Capital Corp. ("TM Capital"), the Company's financial advisor, has delivered to the Company Board its written opinion dated April 10, 2002, to the effect that, as of such date and based on and subject to the matters stated in such opinion, the consideration to be received by holders of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. The full text of TM Capital's written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as an annex to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which is being mailed to stockholders herewith. Stockholders are urged to read such opinion carefully in its entirety.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED IN ACCORDANCE WITH THE TERMS OF THE OFFER AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE OF THE OFFER THAT NUMBER OF SHARES THAT REPRESENTS AT LEAST 50.1% OF THE THEN OUTSTANDING SHARES ON A FULLY DILUTED BASIS (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO THE SATISFACTION OF CERTAIN OTHER CONDITIONS, INCLUDING (1) THE FULL DISCHARGE OF THE COMPANY FROM ALL OBLIGATIONS UNDER THE COMPANY'S CREDIT AGREEMENT AND THE RELEASE OF ALL CLAIMS THEREUNDER UPON PAYMENT OF APPROXIMATELY $49 MILLION TO THE LENDERS UNDER THE CREDIT AGREEMENT IN FULL SATISFACTION OF THE APPROXIMATELY $84 MILLION OWED THEREUNDER,
(2) SUCH LENDERS NOT TAKING ANY ACTION TO FORECLOSE OR EXERCISE ANY OTHER RIGHTS AGAINST THE COMPANY UNDER THE CREDIT AGREEMENT PRIOR TO OR AT THE TIME OF ACCEPTANCE FOR PURCHASE OF SHARES IN THE OFFER, (3) THE FORBEARANCE AND LOAN DISCHARGE AGREEMENTS WITH THE COMPANY'S LENDERS BEING IN FULL FORCE AND EFFECT AT THE TIME OF ACCEPTANCE FOR PURCHASE OF SHARES IN THE OFFER, AND(4) THERE BEING NO MATERIAL ADVERSE CHANGE IN THE COMPANY OR ITS BUSINESS. SEE SECTION 15.

     For purposes of the Offer, "on a fully diluted basis" means, as of any time, on a basis that includes the number of Shares that are actually issued and outstanding plus the maximum number of Shares that the Company may be required to issue pursuant to obligations under stock options, warrants and other rights or securities convertible into shares of Common Stock, whether or not currently exercisable.

     The Company has advised Aeroflex that, on April 10, 2002, 8,282,009 Shares were issued and outstanding and 966,868 Shares were subject to outstanding stock options. None of Aeroflex, the Purchaser or any person listed on Schedule I hereto beneficially owns any Shares. Accordingly, the Purchaser believes that the Minimum Condition would be satisfied if approximately 4,633,688 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

     The Merger Agreement provides that promptly upon the purchase of, and payment for, Shares pursuant to the Offer, the Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board that equals the product of (1) the total number of directors on the Company Board (giving effect to the directors designated by Aeroflex pursuant to the Merger Agreement) and (2) the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding. The Company has agreed, upon request of the Purchaser, promptly to exercise its best efforts to secure the resignations of such number of directors as is necessary to enable the Purchaser's designees to be so elected to the Company Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, to cause the Purchaser's designees to be so elected; provided, however, that until the Effective Time there shall be at least three members of the Company Board who were directors as of the date of the Merger Agreement and are not employees of the Company. It is currently anticipated that following a successful completion of the Offer, Aeroflex will designate four members of the Company Board, and three of the Company's existing non-employee directors would remain on the Company Board. See Section 11. In addition, the consummation of the Offer is conditioned upon the receipt by the Purchaser of letters of resignation from four current members of the Board of Directors of the Company (including all Company employee directors). See Section 15.

     The Company and the Rights Agent under the Rights Agreement have amended the Rights Agreement to provide that, so long as the Merger Agreement has not been terminated pursuant to the termination provisions thereof, a Distribution Date (as defined in the Rights Agreement) will not occur or be deemed to occur, and neither Aeroflex nor the Purchaser will become an Acquiring Person (as defined in the Rights Agreement), as a result of the execution, delivery or performance of the Merger Agreement, the announcement, making or consummation of the Offer, the acquisition of Shares pursuant to the Offer or the Merger, the consummation of the Merger or any other transaction contemplated by the Merger Agreement. If a

Distribution Date under the Rights Agreement was to occur and the Rights separate from the Common Stock, in order to validly tender its Shares a stockholder would be required to tender any Rights distributed with respect to such Shares (including any certificates evidencing such Rights).

     The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied, the Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. The Company has agreed, if required, to cause a meeting of its stockholders to be held as promptly as practicable following consummation of the Offer for the purposes of considering and taking action upon the approval and adoption of the Merger Agreement. Aeroflex and the Purchaser have agreed to vote their Shares in favor of the approval and adoption of the Merger Agreement. See
Section 11.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1.  TERMS OF THE OFFER

     Upon the terms, and subject to the conditions, of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4. The term "Expiration Date" means 12:00 noon, New York City time, on Monday, May 20, 2002 unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Offer, as so extended (other than any extension with respect to a Subsequent Offering Period described below), expires.

     The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 15. Subject to the provisions of the Merger Agreement, the Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer. If by the initial or any subsequent Expiration Date, any or all of the conditions to the Offer have not been satisfied or waived, subject to the provisions of the Merger Agreement, the Purchaser may elect to (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) waive all of the unsatisfied conditions and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn or (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the new Expiration Date, retain the Shares that have been tendered until the expiration of the Offer, as extended.

     The Purchaser will not make any change without the prior written consent of the Company that (i) decreases the price per Share payable in the Offer, (ii) reduces the maximum number of Shares to be purchased in the Offer, (iii) changes the form of consideration to be paid in the Offer, (iv) modifies or amends any of the conditions to the Offer set forth in Section 15, (v) imposes conditions to the Offer in addition to the conditions set forth in Section 15, (vi) waives the Minimum Condition, (vii) makes any other changes in the terms and conditions of the Offer that are in any manner adverse to the holders of Shares or require the consent of the Company's bank lenders, or (viii) except as provided below, extends the Offer.

     Subject to the terms of the Merger Agreement, the Purchaser may, without the consent of the Company, (i) extend the Offer beyond the scheduled expiration date if any of the conditions to the Purchaser's obligation to accept for payment and to pay for the Shares are not satisfied or, to the extent permitted by the Merger Agreement, waived or (ii) extend the Offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (the "SEC") or its staff applicable to the Offer. An extension described in clause (i) of the preceding sentence will not exceed the lesser of
(a) ten business days or (b) such smaller number of days that the Purchaser reasonably believes is necessary to cause the conditions of the Offer to be satisfied. In the event that all of the conditions to the Offer have been satisfied except the Minimum Condition at the time of the initial expiration of the Offer, the Purchaser is required to extend the Offer for at least three business days.

     Rule 14d-11 under the Exchange Act permits the Purchaser, subject to certain conditions, to provide a subsequent offering period following the expiration of the Offer on the Expiration Date (a "Subsequent Offering Period"). A Subsequent Offering Period is an additional period of time from three business days to 20 business days in length, beginning after the Purchaser purchases Shares tendered in the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the Offer Price.

     The Purchaser may, in its discretion, provide a Subsequent Offering Period of not less than three business days in the event that all of the conditions to the Offer have been satisfied or waived, as permitted by the Merger Agreement, as of the Expiration Date. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer prior to the Expiration Date and accepted for payment. During a Subsequent Offering Period, the Purchaser will promptly purchase and pay for all Shares tendered at the same price paid in the Offer.

     Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to terminate the Offer if any of the conditions set forth in Section 15 have not been satisfied and (ii) to waive any condition to the Offer or otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. If the Purchaser accepts for payment any Shares pursuant to the Offer, it will accept for payment all Shares validly tendered prior to the Expiration Date and not properly withdrawn, and will promptly pay for all Shares so accepted for payment.

     The rights reserved by the Purchaser by the preceding paragraph are in addition to the Purchaser's rights described in Section 15. Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4. However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by (i) Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder's offer, unless such bidder elects to offer a Subsequent Offering Period and pays for Shares tendered during the Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act and (ii) the terms of the Merger Agreement, which require that the Purchaser pay for Shares that are tendered pursuant to the Offer as soon as permitted after the Offer.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC's view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten (10) business days may be required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, the Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

     The Company has provided the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15, the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer as soon as it is permitted to do so under applicable law. Subject to the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates evidencing such Shares (the "Share Certificates") or confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust & Clearing Corporation (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3, (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal and (3) any other documents required by the Letter of Transmittal.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under Section 1 hereof, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

     UNDER NO CIRCUMSTANCES WILL INTEREST ON THE OFFER PRICE FOR SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

     If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

     The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transaction or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.  PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

     Valid Tenders. In order for a stockholder validly to tender Shares pursuant to the Offer, either (1) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the

Depositary at its address set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (2) the tendering stockholder must comply with the guaranteed delivery procedures described below.

     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility, to and received by the Depositary, and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below.

     DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (1) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, unless such holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (2) if the Shares are tendered for the account of a firm that is participating in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each an "Eligible Institution" and collectively "Eligible Institutions"). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued, in the name of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder's Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

          (1) such tender is made by or through an Eligible Institution;

          (2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

          (3) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

     In all cases, Shares will not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) (or, in the case of a book-entry transfer, an Agent's Message) is received by the Depositary.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, RECEIPT OF A BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (including, with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of the Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's payment for such Shares, the Purchaser must be able to exercise full voting rights with respect to such Shares.

     The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the Offer, as well as the tendering stockholder's representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the

Letter of Transmittal. The Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     Backup Withholding. Under the "backup withholding" provisions of United States federal income tax law, the Depositary may be required to withhold 30% of the amount of any payments pursuant to the Offer. In order to prevent backup withholding with respect to payments to certain stockholders of the Offer Price of Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") and certify that such stockholder is not subject to backup withholding by completing Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and the payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer should complete, sign and submit to the Depositary the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Non-corporate foreign stockholders should complete, sign and submit to the Depositary a Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, or Form W-8ECI, Certificate of Foreign Person's Claim for Exemption From Withholding on Income Effectively Connected With the Conduct of a Trade or Business in the United States, (copies of which may be obtained from the Depositary) in order to avoid backup withholding. See Instruction 8 of the Letter of Transmittal.

4.  WITHDRAWAL RIGHTS

     Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after Thursday, June 18, 2002 (or such later date as may apply if the Offer is extended).

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in
Section 3 hereof, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

     If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date or during the Subsequent Offering Period by following one of the procedures described in Section 3 hereof.

     No withdrawal rights will apply to Shares tendered into any Subsequent Offering Period and no withdrawal rights apply during any Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1.

5.  CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of the Company. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. The discussion applies only to stockholders of the Company in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation or to certain types of stockholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) which may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any stockholder of the Company who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

     BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH STOCKHOLDER SHOULD CONSULT ITS TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, AND ANY STATE, LOCAL AND FOREIGN TAX LAWS AND OF CHANGES IN SUCH LAWS.

     The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such capital gain or loss will be long-term capital gain or loss provided that a stockholder's holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be.

6.  PRICE RANGE OF SHARES; DIVIDENDS

     The Shares trade on the Nasdaq National Market (the "Nasdaq") under the symbol "IFRS." The following table sets forth the high and low sale prices per Share for the fiscal quarters indicated. The Company has not paid any dividends since December, 1997. Share prices are as reported on the Nasdaq based on published financial sources.

                                                              HIGH     LOW
                                                              -----   -----
Fiscal Year 2001:
  First Quarter.............................................  $7.88   $4.50
  Second Quarter............................................   5.81    3.88
  Third Quarter.............................................   5.00    2.11
  Fourth Quarter............................................   4.00    2.44
Fiscal Year 2002:
  First Quarter.............................................   3.00    1.50
  Second Quarter............................................   2.40    0.90
  Third Quarter.............................................   1.50    0.50
  Fourth Quarter............................................   1.40    0.64
Fiscal Year 2003:
  First Quarter (through April 18, 2002)....................   1.35    0.95

     On April 12, 2002, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on the Nasdaq was $1.316 per Share. On April 18, 2002, the last full day of trading before the commencement of the Offer, the closing price of the Shares on the Nasdaq was $1.32 per Share. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

7.  CERTAIN INFORMATION CONCERNING THE COMPANY

     General. The Company is a Delaware corporation with its principal offices located at 10200 West York Street, Wichita, Kansas 67215. The telephone number of the Company is (316) 522-4981. According to the Company's Form 10-K for the fiscal year ended March 31, 2001, the Company designs, manufactures, and markets communications, test and measurement, and avionics test and measurement, and avionics test instruments that are used to test a wide variety of radio products, aircraft and avionics systems. While the Company makes a broad variety of products, substantially all of the Company's products are test instruments. The Company has one segment, the electronics test and measurement segment. There are three classes of test instruments that are designed, manufactured, and sold by the Company: communications test equipment, test and measurement test equipment and avionics test equipment. In addition, the Company sells software computer solutions to be used in connection with certain of the Company's test equipment products.

     Bank Indebtedness of the Company; Default. The Company is currently in default under its credit agreement, under which approximately $84 million is owed to the Company's bank lenders. In connection with the Offer, the lenders have entered into a forbearance agreement in which they have agreed not to take any action to foreclose on the Company's indebtedness until after August 30, 2002, unless the Merger Agreement is terminated earlier without any Shares having been purchased in the Offer. The lenders have also agreed to accept approximately $49 million in full satisfaction of all obligations under the credit agreement as long as such amount is paid by the Company on or before August 30, 2002. Simultaneously with the purchase of Shares in the Offer, if it is consummated, Aeroflex has agreed to lend to the Company $48.8 million to fund substantially all of the approximately $49 million payment to be made by the Company to its lenders.

     Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the SEC's Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     Summary Unaudited Financial Information. The following summary unaudited consolidated financial data relating to the Company has been taken from the Company's quarterly report on Form 10-Q filed with the SEC on February 14, 2002. More comprehensive financial information is included in the Company's annual report on Form 10-K and quarterly reports on Form 10-Q and the other documents filed by the Company with the SEC, and the financial data set forth below is qualified in its entirety by reference to such reports and other documents and all of the financial statements and notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth above.

                               IFR SYSTEMS, INC.

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)

                                                                 NINE MONTHS ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2001         2000
                                                              ----------   ----------
                                                                  (IN THOUSANDS,
                                                              EXCEPT PER SHARE DATA)
Sales.......................................................   $ 88,268     $104,920
Cost of Products Sold.......................................     55,104       59,980
                                                               --------     --------
Gross Profit................................................     33,164       44,940
Operating Expenses..........................................     34,397       38,565
                                                               --------     --------
Operating Income (Loss).....................................     (1,233)       6,375
                                                               --------     --------
Other Income (Expense):
  Interest, net.............................................     (5,574)      (5,943)
  Loss on interest rate swaps...............................     (1,969)          --
  Gain on sale of machine shop assets.......................         --          493
  Sublease writeoff.........................................       (651)          --
  Other, net................................................     (1,077)         379
                                                               --------     --------
                                                                 (9,271)      (5,071)
                                                               --------     --------
Income (loss) before income taxes...........................    (10,504)       1,304
Income tax expense (benefit)................................     (2,945)         401
                                                               --------     --------
Net Income (loss)...........................................   $ (7,559)    $    903
                                                               ========     ========
Earning (Loss) per share -- basic...........................   $  (0.91)    $   0.11
                                                               ========     ========
Earnings (Loss) per share -- diluted........................   $  (0.91)    $   0.11
                                                               ========     ========

                               IFR SYSTEMS, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                                              DECEMBER 31,     MARCH 31,
                                                                  2001           2001
                                                              ------------   -------------
                                                              (UNAUDITED)    (AUDITED)(1)
                                                                     (IN THOUSANDS)
ASSETS
Current Assets
  Cash and cash equivalents.................................    $  5,140       $  5,087
  Accounts receivable, less allowance for doubtful
     accounts...............................................      20,274         30,887
  Inventories...............................................      33,800         35,910
  Prepaid expenses and sundry...............................       6,850          4,163
  Deferred income taxes.....................................       2,809          2,020
                                                                --------       --------
Total Current Assets........................................      68,873         78,067
                                                                --------       --------
Property and Equipment (net of depreciation)................      18,649         19,419
                                                                --------       --------
Capital Leases (net of depreciation)........................       2,220          2,630
                                                                --------       --------
Other Assets
  Goodwill..................................................      25,472         19,381
  Developed technology, less amortization...................      15,134         15,836
  Other intangibles, less amortization......................       2,388         11,468
  Other.....................................................       2,027          2,084
                                                                --------       --------
  Total Other Assets........................................      45,021         48,769
                                                                --------       --------
Total Assets................................................    $134,763       $148,885
                                                                ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Short-term bank borrowings................................    $ 23,000       $ 23,000
  Accounts payable..........................................       7,849         12,370
  Accrued compensation and payroll taxes....................       3,257          4,040
  Other liabilities and accrued expenses....................       9,128          5,867
  Federal and state income taxes and local taxes............         413          1,213
  Current maturity of capital lease obligations.............         366            326
  Current maturity of long-term debt in default.............      55,135          9,250
                                                                --------       --------
Total Current Liabilities...................................      99,148         56,066
                                                                --------       --------
Capital Lease Obligations...................................       3,069          3,214
                                                                --------       --------
Long-Term Debt..............................................          --         46,885
                                                                --------       --------
Deferred Income Taxes.......................................       8,539         11,676
                                                                --------       --------
Shareholders' Equity
  Preferred stock, $.01 par value -- authorized 1,000,000
     shares, none issued....................................          --             --
  Common stock, $.01 par value -- authorized 50,000,000
     shares, issued 9,266,250 shares........................          93             93
  Additional paid-in capital................................       7,132          7,192
  Cost of common stock in treasury -- 984,241 and 994,241
     shares, respectively...................................      (8,018)        (8,100)
  Accumulated other comprehensive income (loss).............      (6,673)        (7,173)
  Retained earnings.........................................      31,473         39,032
                                                                --------       --------
                                                                  24,007         31,044
                                                                --------       --------
Total Liabilities and Shareholders' Equity..................    $134,763       $148,885
                                                                ========       ========

---------------

(1) The balance sheet at March 31, 2001 has been derived from the audited financial statements at that date and does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

     Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although neither the Purchaser nor Aeroflex has any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, neither the Purchaser nor Aeroflex takes any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to the Purchaser or Aeroflex.

     Certain Projections. The Company does not, as a matter of course, make public any forecasts as to its future financial performance. However, in connection with Aeroflex's review of the transactions contemplated by the Merger Agreement, the Company provided Aeroflex with certain projected financial information concerning the Company. Such information included, among other things, the Company's projections of revenues, gross profit and earnings before interest, taxes, depreciation and amortization ("EBITDA") for the Company for the years 2002 through 2006. Set forth below is a summary of such projections. These projections should be read together with the financial statements of the Company that can be obtained from the SEC as described above.

                                                 YEAR ENDING MARCH 31,
                                  ----------------------------------------------------
                                    2002       2003       2004       2005       2006
                                  --------   --------   --------   --------   --------
                                                     (IN THOUSANDS)
Revenues........................  $117,908   $125,200   $141,500   $155,500   $163,000
Gross Profit....................    44,910     50,612     60,315     68,330     72,510
EBITDA(1).......................     3,729     12,943     17,613     22,151     23,823

---------------

(1) EBITDA represents earning before interest, income taxes, depreciation, and amortization, including other intangibles, a measure used by management to measure operating performance. EBITDA is not a recognized term under generally accepted accounting principles and does not purport to be an alternative to operating income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Because not all companies calculate EBITDA identically, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

     It is the understanding of Aeroflex and the Purchaser that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts and are included herein only because such information was provided to Aeroflex and the Purchaser in connection with their evaluation of a business combination transaction. The projections do not purport to present operations in accordance with generally accepted accounting principles, and the Company's independent auditors have not examined or compiled the projections presented herein and accordingly assume no responsibility for them. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the projections. The Company has advised the Purchaser and Aeroflex that its internal financial forecasts (upon which the projections provided to Aeroflex and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions (not all of which were provided to Aeroflex and the Purchaser), all made by management of the Company, with respect to industry performance, general business, economic, market and financial conditions and other matters, including effective tax rates consistent with historical levels for the Company, all of which are difficult to predict, many of which are beyond the Company's control, and none of which were subject to approval by Aeroflex or the Purchaser. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that any of Aeroflex, the Purchaser, the Company or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Aeroflex, the Purchaser, the Company or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

8.  CERTAIN INFORMATION CONCERNING AEROFLEX AND THE PURCHASER

     General. Aeroflex is a Delaware corporation with its principal offices located at 35 South Service Road, Plainview, New York 11803. The telephone number of Aeroflex is (516) 694-6700. Aeroflex uses its advanced design, engineering and manufacturing abilities to produce microelectronic, integrated circuit, interconnect and testing solutions. Aeroflex's products are used in the fiber optic, broadband cable, wireless and satellite communications markets. Aeroflex also designs and manufactures motion control systems and shock and vibration isolation systems which are used for commercial, industrial and defense applications. Aeroflex's operations are grouped into three segments:
Microelectronic Solutions, Test Solutions and Isolator Products.

     The Purchaser is a Delaware corporation with its principal offices located at 35 South Service Road, Plainview, New York 11803. The telephone number of the Purchaser is (516) 694-6700. The Purchaser is a wholly owned subsidiary of Aeroflex. The Purchaser has not carried on any activities other than in connection with the Merger Agreement.

     The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Aeroflex and the Purchaser and certain other information are set forth in Schedule I hereto; the business phone number for each such person is
(516) 694-6700, unless otherwise indicated in Schedule I.

     Except as described in this Offer to Purchase, (1) none of Aeroflex, the Purchaser nor, to the best knowledge of Aeroflex and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Aeroflex or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (2) none of Aeroflex, the Purchaser nor, to the best knowledge of Aeroflex and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

     Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Aeroflex, the Purchaser nor, to the best knowledge of Aeroflex and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

     Except as set forth in this Offer to Purchase, none of Aeroflex, the Purchaser nor, to the best knowledge of Aeroflex and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contracts, negotiations or transactions between Aeroflex or any of its subsidiaries or, to the best knowledge of Aeroflex, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

9.  SOURCE AND AMOUNT OF FUNDS

     The total amount of funds required by the Purchaser to purchase Shares pursuant to the Offer and the Merger and to discharge the Company's obligations to the lenders under the Company's credit agreement is estimated to be approximately $60.1 million. The Purchaser will obtain the funds necessary for the purchase of Shares in the Offer and the Merger from Aeroflex. The Company will obtain substantially all of the funds necessary to make the required payments to its lenders from a loan from Aeroflex. Aeroflex has sufficient cash on hand and marketable securities to provide the required funds to Purchaser to purchase the Shares and to make such loan to the Company.

10.  BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH THE COMPANY

     In November 2001, the Company Board met and determined that, in light of prevailing market conditions, the general outlook for the test and measurement industry, the Company's recent stock performance and the Company's defaults under its credit agreement with its current bank lenders, it was advisable and in the best interests of the Company, its employees and its stockholders to pursue strategic alternatives, including arranging new financing or a possible sale of the Company. At a November 25, 2001 meeting, the Company Board authorized the engagement of TM Capital to act as the Company's investment bankers to assist and advise the Company Board regarding financial matters and to pursue a full range of financial and strategic alternatives on behalf of the Company. The Company formally engaged TM Capital in such capacity on November 26, 2001.

     On November 30, 2001, the Company's lenders suspended availability under its credit agreement and declared all of its obligations thereunder due and payable. On December 4, 2001, the Company, the Company's counsel and TM Capital met with the Company's lenders to discuss the current financial position of the Company, its business outlook and the retention of TM Capital to pursue strategic alternatives.

     Between December 4, 2001 and January 22, 2002, TM Capital met with executives and employees of the Company, visited its facilities, reviewed certain confidential information on the Company and assembled a confidential descriptive memorandum on the Company (the "Confidential Memorandum").

     On January 4, 2002, the Company entered into a forbearance agreement with its lenders pursuant to which the lenders agreed not to take action with respect to any existing or pending defaults through March 4, 2002 and rescinded the acceleration of the obligations, provided that the Company retained the services of a crisis manager acceptable to the lenders, adhered to certain financial performance and reporting requirements, and met certain other conditions.

     Between early January and March 22, 2002, TM Capital contacted 110 prospective parties in connection with a refinancing or sale of the Company. Of these parties, 63 received the Confidential Memorandum, subject to a confidentiality agreement substantially similar to that signed by Aeroflex.

     On January 22, 2002, TM Capital contacted Mr. Michael Gorin, President of Aeroflex, to discuss Aeroflex's possible interest in a strategic combination with the Company. The next day, the Company and Aeroflex signed a confidentiality agreement and TM Capital provided Aeroflex with a copy of the Confidential Memorandum.

     In late January 2002, the Company determined that TM Capital should solicit non-binding expressions of interest and indications of value from prospective parties and set a deadline of February 15, 2002 for prospective parties to submit such indications.

     On February 8, 2002, TM Capital sent an email to Mr. Leonard Borow, Chief Operating Officer of Aeroflex, with the Company's recently announced results for the nine months ended December 31, 2001 and a request for Aeroflex to submit a non-binding indication of interest if Aeroflex was interested in acquiring the

Company. On February 14, 2002, Mr. Jeffrey Bloomer, President and CEO of the Company, Mr. Robert Vogel, Vice President Product Development of the Company, Messrs. Gorin and Borow, two other employees of Aeroflex and representatives of TM Capital participated in a conference call in which Aeroflex made inquiries of Company management regarding the business, products and prospects of the Company. On February 15, 2002, Aeroflex delivered a letter to TM Capital indicating its interest in acquiring the Company on a debt-free basis for $60 million in cash.

     By February 21, 2002, the Company received 11 indications of interest. Of these 11 indications of interest, five, including Aeroflex's, were at a value deemed by the Company to be worthy of pursuit.

     On February 26 and 27, 2002, the Company and TM Capital met with four interested parties in Chicago, including Aeroflex. Management presentations were given by Messrs. Bloomer and Vogel and Mr. Steve Todd, Interim Chief Financial Officer of the Company. The prospective purchasers were evaluated by TM Capital and the Company as to their level of interest, financial strength, ability to consummate a transaction and potential synergy with the Company. Also at this meeting, a date was set for Aeroflex's management to visit the Company's facilities in Wichita, Kansas.

     On February 28, 2002, TM Capital and the Company met with the Company's lenders to review the Company's current business outlook and TM Capital reviewed in detail the status of discussions with interested parties.

     On March 4, 2002, the Company entered into an amendment to the forbearance agreement with its bank lenders, whereby the lenders agreed to continue to forbear with respect to existing and pending defaults through March 31, 2002, subject to certain conditions.

     On March 6, 2002, the fifth interested party met with the Company at its Wichita headquarters.

     On March 7, 2002, and March 8, 2002, Aeroflex met with TM Capital and the Company at its Wichita headquarters. Additional management presentations were given by Messrs. Bloomer, Vogel and Todd, Mr. Mike McCreary, Vice President European Operations and Mr. John Bickley, Vice President Global Sales. Aeroflex management also toured the Company's manufacturing facility, reviewed information on the Company in a data room in Wichita and requested documents to be copied.

     On March 14, 2002, Aeroflex met with TM Capital and the Company and toured its facilities in Stevenage, England and Pin Green, England.

     On March 18, 2002, Mr. Gorin called TM Capital to reconfirm Aeroflex's interest in acquiring the Company, but indicated that, based on its due diligence investigations, Aeroflex was only willing to acquire the Company on a debt-free basis for $55 million. TM Capital told Mr. Gorin that they did not believe that such a value would be acceptable to the Company Board and its lenders.

     By March 20, 2002, three parties, including Aeroflex, had met with the Company in Wichita and Stevenage, England and had visited the Company's data room in Wichita and continued to express an interest in acquiring the Company.

     On March 20, 2002, TM Capital received from Aeroflex a non-binding preliminary indication of interest offering to acquire the Company for $60 million in cash on a debt-free basis to be divided between the Company's stockholders and lenders in full satisfaction of all outstanding indebtedness, and stating that Aeroflex would be prepared to acquire the Shares through a cash tender offer for all outstanding Shares, subject to certain conditions. The letter indicated that Aeroflex had substantially completed its due diligence and that it had the financial resources on hand to complete the transaction.

     On March 20, 2002, at the recommendation of the Company Board, TM Capital requested that the two remaining interested parties submit their best and final offers in writing.

     On March 22, 2002, TM Capital met with the Company Board via teleconference after having spoken with the two remaining interested parties. TM Capital recommended that the Company Board proceed with the Aeroflex proposal and recommended that the Company take the proposal to its lenders to effect a settlement of the outstanding debt obligations. TM Capital briefed the Company Board on the position of the other two interested parties which had been confirmed to TM Capital by telephone. Each party had indicated a desire to continue due diligence and evaluate an acquisition of the Company. Neither party was willing to specify a value for the Company, but both parties specified that they would only be prepared to acquire the assets of the Company through a bankruptcy proceeding. Furthermore, both parties needed to arrange the financing needed to complete a transaction. The Company Board directed that Company management and TM Capital meet with the Company's lenders to discuss the Aeroflex offer and to negotiate a settlement of the bank indebtedness.

     By March 25, 2002, the two remaining parties submitted letters confirming the positions that had been previously stated verbally.

     On March 27, 2002, TM Capital, the Company's counsel and Mr. Bloomer met with the steering committee of the Company's lenders. TM Capital presented the status of interested parties as of March 27, 2002. By this date 110 prospective parties had been contacted. Of these parties, 63 had been provided the Confidential Memorandum. The Company had received 14 indications of interest. As of such date, of the 14 parties, three, including Aeroflex, continued to be interested. Company management expressed the Company Board's desire to move forward with Aeroflex's proposal, subject to an acceptable allocation of the $60 million purchase price between the bank lenders and Company stockholders. After extensive negotiations, the steering committee of the bank lenders agreed to recommend to the lenders and the Company agreed to recommend to the Company Board a transaction providing for a payment of $48.8 million plus certain fees and expenses to the banks in full satisfaction of all claims against the Company and $1.35 per Share in cash to Company stockholders for all outstanding Shares.

     On March 28, 2002, the Company Board determined, with the advice of TM Capital, that Aeroflex had made the best offer to acquire the Company and authorized Company management and its counsel to negotiate definitive documentation with Aeroflex on the terms specified above and the lenders authorized their counsel to negotiate final documentation with the Company and Aeroflex on the same terms. TM Capital called Mr. Gorin to inform him that such authorizations had been made.

     On April 4, 2002, the Board of Directors of Aeroflex convened a meeting to discuss the terms of the proposal to acquire the Company. Also present at the meeting was a representative from counsel to Aeroflex. At that meeting, the Board of Directors of Aeroflex preliminarily approved the terms of the Offer and Merger, subject to receipt of advice from Aeroflex's investment banker that the terms of the proposed transaction, including the cost to discharge of the Company's bank indebtedness, were fair to Aeroflex, and authorized Aeroflex management to continue negotiations with respect to the proposed transactions.

     During the first two weeks of April 2002, numerous calls and meetings took place involving senior management of the Company and Aeroflex and representatives of TM Capital and legal counsel to Aeroflex and the Company.

     On April 10, 2002, Aeroflex convened a meeting of its Board of Directors, at which Aeroflex's legal and financial advisors made presentations. At this meeting, the Board of Directors unanimously approved a draft of the Merger Agreement, the making of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, subject to satisfactory negotiation of the final terms of the Merger Agreement.

     Also on April 10, 2002, the Company Board met and approved terms of the proposed Merger Agreement and the transactions contemplated thereby, the payment and release agreement with the Company's lenders and the amendment to the forbearance agreement with the Company's lenders. The Company Board further unanimously determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, and recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement. At that meeting, TM Capital provided to the Company Board its fairness opinion with respect to the Offer and the Merger.

     Negotiation of the final terms of the Merger Agreement and other transaction documents continued through April 13, 2002.

     On April 13, 2002, the Company and Aeroflex finalized the terms of the transaction documents and executed the Merger Agreement, the payment and release agreement and the amendment to the forbearance agreement with the Company's lenders.

     Press releases announcing the execution of the Merger Agreement were issued by each of Aeroflex and the Company on April 15, 2002.

     On April 19, 2002, the Purchaser commenced the Offer.

     The information set forth above concerning the Company, the Company Board, Company management and TM Capital and their respective actions has been provided to Aeroflex by the Company and Aeroflex assumes no responsibility for the completeness or accuracy thereof.

11.  THE MERGER AGREEMENT

     The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO filed by Aeroflex and the Purchaser pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act with the SEC in connection with the Offer (the "Schedule TO"). The summary is qualified in its entirety by reference to the Merger Agreement, which is deemed to be incorporated by reference herein. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Merger Agreement.

     The Offer. The Merger Agreement provides for the making of the Offer on the terms set forth in Section 1, above. The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition (or waiver thereof, with the Company's consent) and the satisfaction or waiver of the other conditions that are described in Section 15.

     Directors. The Merger Agreement provides that promptly upon the purchase of and payment for Shares pursuant to the Offer, Aeroflex shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board that equals the product of (1) the total number of directors on the Company Board (giving effect to the directors designated by Aeroflex pursuant to the Merger Agreement) and (2) the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding. In furtherance thereof, the Company will, upon request of the Purchaser, exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Aeroflex's designees to be so elected to the Company Board and will cause Aeroflex's designees to be so elected; provided, however, that until the Effective Time there shall be at least three members of the Company Board who are directors as of the date of the Merger Agreement and are not employees of the Company. It is currently anticipated that following a successful completion of the Offer, Aeroflex will designate four members of the Company Board, and three of the Company's existing non-employee directors would remain on the Company Board. The consummation of the Offer is conditioned upon the receipt by the Purchaser of executed letters of resignation from four members of the Company Board (including all Company employee directors). See Section 15.

     Following the election of Aeroflex's designees to the Company Board (a) any amendment or termination of the Merger Agreement by the Company, (b) any extension or waiver by the Company of the time for the performance of any of the obligations of Aeroflex or the Purchaser under the Merger Agreement or (c) any waiver of any of the Company's rights under the Merger Agreement, will require the concurrence of a majority of the directors of the Company then in office who neither were designated by Aeroflex nor are employees of the Company.

     The Merger. The Merger Agreement provides that no later than two business days after the satisfaction or waiver of each of the conditions to the Merger set forth therein, at the Effective Time the Purchaser will be merged with and into the Company with the Company being the surviving corporation in the Merger (the

"Surviving Corporation"). Following the Merger, the separate existence of the Purchaser will cease, and the Company will continue as the Surviving Corporation, wholly owned by Aeroflex.

     If required by the DGCL, the Company will call and hold a meeting of its stockholders (the "Company Stockholders' Meeting") promptly following consummation of the Offer for the purpose of voting upon the approval of the Merger Agreement. At any such meeting all Shares then owned by Aeroflex or the Purchaser or any subsidiary of Aeroflex will be voted in favor of approval of the Merger Agreement.

     Pursuant to the Merger Agreement, each Share outstanding at the Effective Time (other than Shares owned by Aeroflex, the Purchaser, any of their subsidiaries or by the Company, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under the DGCL) will be converted into the right to receive the Merger Consideration. Stockholders who perfect their dissenters' rights under the DGCL will be entitled to the amounts determined pursuant to such proceedings. See Section 17.

     Purchaser Option. Pursuant to the Merger Agreement, the Company granted to the Purchaser an option to purchase from the Company such number of Shares as will result in the Purchaser owning 90.1% of the total number of Shares, to the extent permitted by applicable laws, rules or regulations without stockholder approval, at a price per Share equal to the Offer Price (the "Purchaser Option"). The Purchaser Option is exercisable only after the purchase of and payment for Shares pursuant to the Offer as a result of which Aeroflex and its subsidiaries (including the Purchaser) own at least a majority of the then outstanding Shares. In the event that Aeroflex, the Purchaser and any other subsidiaries of Aeroflex acquire in the aggregate at least 90% of the outstanding Shares pursuant to the Offer (including any Subsequent Offering Period), upon exercise of the Purchaser Option or otherwise, Aeroflex, the Purchaser and the Company shall, subject to the conditions to the Merger in the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

     Agreements with the Company's Lenders; Loan. Simultaneously with the execution and delivery of the Merger Agreement, the Company entered into an agreement (the "Loan Discharge Agreement") with the Company's lenders, Bank One, NA, Intrust Bank, N.A., The Bank of Nova Scotia, Harris Trust and Savings Bank, The Royal Bank of Scotland PLC, Union Bank of California, N.A., Lloyds TSB Bank PLC (collectively, the "Lenders"), Aeroflex and the Purchaser pursuant to which, simultaneously with the consummation of the Offer, the Company will pay the Lenders the "Payoff Amount" (as defined in the Loan Discharge Agreement) and the Lenders will release all of the Company collateral held by the Lenders under the Amended and Restated Credit Agreement dated March 19, 1998 among the Company and the Lenders, as amended to date (as amended, the "Credit Agreement") and provide a complete release and confirmation of the satisfaction of any and all obligations of the Company and its Subsidiaries under the Credit Agreement and all other obligations due the Lenders under any other agreements, including swap agreements, security instruments, mortgages or any other collateral document.

     Simultaneously with the acceptance for purchase by the Purchaser of the Shares tendered in the Offer, if it is consummated, Aeroflex will make a secured loan to the Company in the principal amount of $48.8 million, which amount plus certain fees and expenses will be paid over to the Lenders by wire transfer pursuant to the terms of the Loan Discharge Agreement in full satisfaction of the approximately $84 million owed under the Credit Agreement.

     Stock Options. As of the Effective Time, each holder of an option to purchase Shares that has been granted and is outstanding under the Company's stock option plans, whether or not then exercisable (a "Company Option"), shall be entitled to receive a cash amount equal to the greater of (i) $10.00 or (ii) the product of (A) the excess, if any, of the Merger Consideration over the exercise price per Share of such Company Option and (B) the number of Shares subject to such Company Option. All stock option, incentive or other equity-based plans established by the Company or any Company Subsidiary shall terminate as of the Effective Time.

     Rights Agreement. Pursuant to the Merger Agreement, the Company and the Rights Agent under the Company's Rights Agreement were required to amend the Rights Agreement to provide that, so long as the Merger Agreement has not been terminated pursuant to the termination provisions thereof, a Distribution Date (as defined in the Rights Agreement) will not occur or be deemed to occur, and neither Aeroflex nor the Purchaser will become an Acquiring Person (as defined in the Rights Agreement), as a result of the execution, delivery or performance of the Merger Agreement, the announcement, making or consummation of the Offer, the acquisition of Shares pursuant to the Offer or the Merger, the consummation of the Merger or any other transaction contemplated by the Merger Agreement.

     Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Aeroflex and the Purchaser, including representations relating to corporate existence and power; capitalization; corporate authorizations; approval of the Merger Agreement and the transactions contemplated thereby for the purposes of Section 203 of the DGCL and Article VII of the Company's certificate of incorporation; SEC filings; financial statements; absence of undisclosed liabilities; compliance with laws; environmental matters; employee matters; absence of certain changes (including any material adverse effect on the business, results of operations, assets, or financial condition of the Company); litigation; accuracy of certain disclosures; intellectual property; taxes; the opinion of the Company's financial advisor; required stockholder vote; labor matters; Rights Plan; existing discussions and certain agreements with the Company's lenders.

     Certain representations and warranties in the Merger Agreement made by the Company and Aeroflex are qualified as to "materiality" or "Material Adverse Effect." For purposes of the Merger Agreement and this Offer to Purchase, the term "Material Adverse Effect" means any state of facts, event, change or effect that has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations, prospects, assets or financial condition of the Company and its subsidiaries, taken as a whole, or Aeroflex and its subsidiaries, taken as a whole, as the case may be, or the ability to consummate the transactions contemplated by the Merger Agreement, including any substantial delay of the consummation of such transactions.

     Pursuant to the Merger Agreement, Aeroflex and the Purchaser have made customary representations and warranties to the Company, including representations relating to their corporate existence and power; good standing; corporate authority; corporate authorizations; SEC filings; the accuracy of certain disclosures; their ability to finance the Offer and the Merger; receipt of the opinion of Aeroflex's financial advisor; and Purchaser's operations.

     Covenants. The Merger Agreement contains various covenants of the parties thereto. A description of certain of these covenants follows:

     Company Conduct of Business Covenants. The Merger Agreement provides that, prior to the Effective Time and except as may be otherwise agreed in writing by Aeroflex, or as expressly permitted by the Merger Agreement, the Company:

          (1) will, and will cause each of its Subsidiaries (as defined in the Merger Agreement) to, conduct its operations only in the usual, regular and ordinary course of business;

          (2) will use its reasonable best efforts to, and will cause each of its Subsidiaries to use its reasonable best efforts to, (a) preserve its business organization intact and (b) keep available the services of its current officers and employees and maintain its existing relations with franchisees, customers, suppliers, creditors, business partners and others having business dealings with the Company and its Subsidiaries (provided that Aeroflex and Purchaser acknowledge that the Company is in breach of the Company's Credit Agreement and will in breach of the Credit Agreement at the Effective Time), to the end that the goodwill and ongoing business of each of them shall be unimpaired at the Effective Time;

          (3) will not, and will not permit any of its Subsidiaries to, (a) amend its certificate of incorporation or by-laws or similar organizational documents; (b) issue, sell, transfer, pledge, dispose of or encumber any shares of any class or series of its capital stock or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock, other than Shares reserved for issuance on the date of the Merger Agreement pursuant to the exercise of Company Options outstanding on the date thereof; (c) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to any shares of any class or series of its capital stock (other than a cash dividend paid by a Subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company); (d) split, combine or reclassify any shares of any class or series of its stock; (e) redeem, purchase or otherwise acquire directly or indirectly any shares of any class or series of its capital stock, or any instrument or security which consists of or includes a right to acquire such shares; or (f) amend the Rights Agreement in any respect;

          (4) will not, and will not permit any of its subsidiaries to, modify, amend or terminate any material Company Agreement (as defined in the Merger Agreement) or waive, release or assign any material rights or claims;

          (5) will not, and will not permit any of its Subsidiaries to, (a) incur or assume any long-term or short-term indebtedness; (b) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person; (c) make any loans, advances or capital contributions to, or investments in, any other Person (other than to or in wholly owned Subsidiaries of the Company); (d) enter into any material commitment or transaction (including, but not limited to, any capital expenditure or purchase, sale or lease of assets or real estate), except in the ordinary course of business and set forth in the Company budget provided to Aeroflex; or (e) incur or modify the terms of any indebtedness or other liability (with certain exceptions), provided that the Company and Purchaser may enter into the Loan Agreement (as defined in the Merger Agreement) with Aeroflex, the Forbearance Agreement and the Loan Discharge Agreement (each as defined in the Merger Agreement) with the Company's bank lenders;

          (6) will not, and will not permit any subsidiary to transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets other than in the ordinary and usual course of business and consistent with past practice;

          (7) will not, except as otherwise specifically provided in the Merger Agreement, (A) make any change in the compensation payable or to become payable (1) to any of its officers, directors, employees, agents or consultants or to Persons (as defined in the Merger Agreement) providing management services, in each case earning in excess of $50,000 per annum except as expressly required by any agreement in effect on the date of the Merger Agreement; or (2) other than in the ordinary course of business, to any such persons earning $50,000 or less per annum; or (B) enter into or amend any employment, severance, consulting, termination or other agreement or employee benefit plan or make any loans to any of its officers, directors, employees, affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements or programs for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise;

          (8) will not, except as otherwise specifically contemplated by the Merger Agreement, pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or affiliate or pay or agree to pay or make any accrual or arrangement for payment to any officer, director, employee or affiliate of the Company of any amount relating to unused vacation days, except payments and accruals made in the ordinary course of business consistent with past practice; or adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any director, officer, employee, agent or consultant, whether past or present other than in accordance with employee benefit plans, agreements, or arrangements as in effect on the date of the Merger Agreement, except payments made in the ordinary course of business consistent with past practice, or amend in any respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing;

          (9) will not, and will not permit any of its Subsidiaries to, permit any of its properties or assets to fail to be covered by insurance policies reflecting coverage that is consistent with prudent industry practice;

          (10) will not, and will not permit any of its Subsidiaries to, pay, repurchase, discharge or satisfy any of its claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and other than the payment to the Company's Lenders of amounts due under Amendment No. 2 to the Forbearance Agreement and Amendment No. 9 to the Credit Agreement and payment of reasonable fees and expenses to Foulston Siefkin LLP and TM Capital Corp. related to the transactions therein, and certain other listed exceptions;

          (11) will not, and will not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Subsidiary (other than the Merger);

          (12) will not, and will not permit any of its Subsidiaries to, (a) change any of the accounting methods used by it unless required by accounting principles generally accepted in the United States ("GAAP") or
     (b) make any material election relating to Taxes (as defined in the Merger Agreement), change any material election relating to Taxes already made, adopt any material accounting method relating to Taxes, change any material accounting method relating to taxes unless required by GAAP, enter into any closing agreement relating to Taxes, settle any claim or assessment relating to taxes or consent to any claim or assessment relating to taxes or any waiver of the statute of limitations for any such claim or assessment or file any amended Tax return or claim for refund, except, provided that in each case the Company has afforded Aeroflex an opportunity for review (i) the Company may settle its existing IRS examination adjustments and, in connection therewith enter into a Closing Agreement, if required, and (ii) the Company may file amended tax returns to carry back its 2002 net operating loss and to further carryback other losses and adjustments resulting from such carryback;

          (13) will not, and will not permit its Subsidiaries to, agree to commit to take any action that would or is reasonably likely to result in
     (a) the representations and warranties of the Company in the Merger Agreement being untrue or incorrect in any material respect or (b) any of the conditions to the Offer or any of the conditions to the Merger not being satisfied, except as otherwise provided by the non-solicitation provision of the Merger Agreement;

          (14) will not alter, amend or waive, or consent or agree to any alteration, amendment or waiver of, any provision of the Loan Discharge Agreement with the Company's Lenders, the Credit Agreement, the Forbearance Agreement or any other agreement or instrument executed in connection therewith; or

          (15) will not, and will not permit its Subsidiaries to, enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

     Aeroflex Conduct of Business Covenant. The Merger Agreement provides that, prior to the Effective Time and except as may be agreed in writing by the Company or as may be permitted pursuant to the Merger Agreement, Aeroflex will not, and will not permit any of its Subsidiaries to, (i) agree, in writing or otherwise, to take any action that would result in any of the conditions to the Offer or the Merger not being satisfied or (ii) delay the consummation of the Offer, including by application of Rule 14e-5 under the Exchange Act.

     Access; Confidentiality. The Merger Agreement provides that, except as limited by the terms of any confidentiality agreement or provision in effect on the date of the Merger Agreement, the Company will and will cause each of its Subsidiaries to afford to Aeroflex's representatives reasonable access during normal business hours upon reasonable notice, throughout the period prior to the earlier of the Effective Time or the termination of the Merger Agreement, to its properties, offices, facilities, employees, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of federal or state securities laws and will and will cause each of its Subsidiaries to furnish to Aeroflex such additional financial and operating data and tax and other information as to its and its Subsidiaries' respective businesses and properties as Aeroflex may from time to time reasonably request.

Aeroflex and the Purchaser will use their best efforts to minimize any disruption to the businesses of the Company and its Subsidiaries which may result from their requests for information. The Company will use its best efforts to obtain the waiver of any confidentiality agreements restricting Aeroflex and Purchaser's access to information. The Merger Agreement further provides that Aeroflex will hold any information provided that is non-public in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated January 22, 2002, between Aeroflex and the Company (the "Confidentiality Agreement").

     Special Meeting; Proxy Statement. The Merger Agreement provides that (a) following the purchase of Shares pursuant to the Offer, if required by applicable law in order to consummate the Merger, the Company, acting through the Company Board, will, in accordance with applicable law: (i) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") for the purposes of considering and taking action upon the approval and adoption of the Merger Agreement; and (ii) prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and the Merger Agreement and obtain and furnish the information required to be included by the SEC in the Proxy Statement and, after consultation with Aeroflex, respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement, including any amendments or supplements thereto (the "Proxy Statement") to be mailed to its stockholders at the earliest practicable date, provided that no amendments or supplements to the Proxy Statement will be made by the Company without consultation with Aeroflex and its counsel; (b) Aeroflex will vote, or cause to be voted, all of the Shares acquired in the Offer or otherwise then owned by it, the Purchaser or any of Aeroflex's other Subsidiaries in favor of the approval and adoption of the Merger Agreement; and (c) notwithstanding the provisions of clauses (a) and (b) above, in the event that Aeroflex, the Purchaser and any other Subsidiaries of Aeroflex shall acquire in the aggregate at least 90% of the outstanding shares of each class of capital stock of the Company pursuant to the Offer (including any subsequent Offering Period), the Purchaser Option or otherwise, the parties to the Merger Agreement shall, subject to certain conditions to the Merger (see "-- Certain Conditions to the Merger" below), take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

     Takeover Statute. Pursuant to the Merger Agreement, the Company has agreed that notwithstanding any other provision in the Merger Agreement, in no event will the approval of the Offer and the Merger resulting in the inapplicability of Section 203 of the DGCL be withdrawn, revoked or modified by the Company's Board of Directors. If any other "fair price," "moratorium," "control share acquisition" or other form of anti-takeover statute or regulation shall become applicable to the transactions contemplated by the Merger Agreement, each of the Company, Aeroflex and the Purchaser and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated thereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by the Merger Agreement.

     Reasonable Best Efforts. The Merger Agreement provides that subject to the terms and conditions of the Merger Agreement and applicable law, each of Aeroflex, the Purchaser and the Company will act in good faith and use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement as soon as practicable. Aeroflex, the Purchaser and the Company have agreed to (and to cause their respective Subsidiaries, and to use reasonable best efforts to cause their respective affiliates, directors, officers, employees, agents, attorneys, accountants and representatives, to) do the following:

          (i) consult and cooperate with and provide assistance to each other in the preparation and filing of certain documents with the SEC;

          (ii) obtain all consents, approvals, waivers, licenses, permits, authorizations, registrations, qualifications or other permissions or actions by, and give all necessary notices to, and make all filings with and applications and submissions to, any governmental entity or other person necessary in connection with the consummation of the transactions contemplated by the Merger Agreement as soon as reasonably practicable; and

          (iii) provide all such information concerning Aeroflex, the Company, their respective Subsidiaries and their respective officers, directors, employees, partners and affiliates as may be necessary or reasonably requested in connection with any of the foregoing.

     Notwithstanding the foregoing, or any other covenant contained in the Merger Agreement, in connection with the receipt of any necessary approvals under any applicable competition or anti-trust statute, rule or regulation, foreign or domestic, neither the Company nor any Subsidiary will be entitled to divest or hold separate or otherwise take or commit to take any action that limits Aeroflex's or Purchaser's freedom of action with respect of, or their ability to retain, the Company or any of its Subsidiaries or any material portions thereof or any of the businesses, product lines, properties or assets of the Company or any of its Subsidiaries, without Aeroflex's prior written consent. Prior to making any application to or filing with a governmental entity or other entity in connection with the Merger Agreement, each party is required to provide the other party with drafts thereof and afford the other party a reasonable opportunity to comment on such drafts.

     Notwithstanding the foregoing, nothing in the Merger Agreement will be deemed to require Aeroflex, Purchaser or the Company to commence any litigation against any entity in order to facilitate the consummation of the Offer and the Merger or to defend against any litigation brought by any governmental entity seeking to prevent the consummation thereof.

     The Merger Agreement also provides that the Company, Aeroflex and the Purchaser will keep the other parties reasonably apprised of the status of matters relating to completion of the transactions contemplated thereby, including promptly furnishing the other parties with copies of notices or other communications received by Aeroflex, the Purchaser or the Company, as the case may be, or any of their respective Subsidiaries, from any third party and/or any governmental entity with respect to the transactions contemplated by the Merger Agreement.

     Employee Benefits. The Merger Agreement provides that each person who is an employee or former employee of the Company or its Subsidiaries (a "Company Employee") immediately prior to the date of purchase of Shares in the Offer (the "Purchase Date") will, without duplication of benefits, be given credit for all service with the Company or any of its Subsidiaries (and service credited by the Company or any of its Subsidiaries) prior to the Purchase Date, using the same methodology utilized by the Company as of immediately before the Purchase Date for crediting service and determining levels of benefits, under (a) all employee benefit plans, programs and arrangements maintained by or contributed to by Aeroflex and its Subsidiaries (including, without limitation, the Company and the Surviving Corporation) in which such Company Employees become participants for purposes of eligibility to participate, vesting and determination of level of benefits (excluding, however, benefit accrual under any defined benefit plans), and (b) for purposes of calculating the amount of each Company Employee's severance benefits, if any, Aeroflex, the Company and the Surviving Company will (x) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Company Employees under any welfare benefit plans that such Company Employees may be eligible to participate in after the Purchase Date, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Purchase Date under any welfare benefit plan maintained for the Company Employees immediately prior to the Purchase Date, and (y) provide each Company Employee with credit for any co-payments and deductibles paid prior to the Purchase Date in satisfying any applicable annual deductible or out-of-pocket requirements under any welfare plans that such Company Employees are eligible to participate in after the Purchase Date.

     Pursuant to the Merger Agreement, Aeroflex and the Company will take all such steps as may be required to cause the transactions contemplated by the Merger Agreement and any other dispositions of the Company equity securities (including derivative securities) or acquisitions of Aeroflex equity securities (including derivative securities) in connection with the Merger Agreement by each individual who (a) is a director or officer of the Company or (b) at the Effective Time, will become an officer of Aeroflex, to be exempt under Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, such steps to be taken in accordance with the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

     No Solicitation. The Merger Agreement provides that none of the Company, its Subsidiaries or any of their Representatives (as defined hereinafter) will, directly or indirectly: (1) initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information or assistance) any inquiries or expressions of interest or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, (x) a proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase directly or indirectly (including by way of lease, exchange, sale, mortgage, pledge, tender offer, exchange offer or otherwise, as may be applicable) of 10% or more of the assets of or equity interests (in economic or voting power) in the Company or any of its Subsidiaries, in each case, other than a proposal or offer made by Aeroflex or an affiliate thereof,
(y) a breach of the Merger Agreement (including the conditions to the Offer set forth in the Merger Agreement) or any interference with the completion of the Offer or the Merger, or (z) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing (any of the foregoing inquiries, expressions of interest, proposals or offers being hereinafter referred to as an "Acquisition Proposal"); (2) have any discussions with or provide any nonpublic information or data to any person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal; (3) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; (4) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement (other than a confidentiality agreement to the extent permitted by the Merger Agreement); or
(5) agree to do any of the foregoing related to any Acquisition Proposal.

     Notwithstanding the foregoing, the Company and the Company Board are permitted to (A) to the extent applicable, comply with Rule 14d-9 and Rule 14e-2 under the Exchange Act with regard to an Acquisition Proposal or make any disclosures as to factual matters that are required by applicable law or which the Company Board, after consultation with outside counsel, determines in good faith is required in the exercise of its fiduciary duties under applicable law,
(B) effect a Change in Company Recommendation (as hereinafter defined) or (C) engage in any discussions or negotiations with, or provide nonpublic information or data to, any person in response to an unsolicited bona fide written Acquisition Proposal by any such person first made after the date of the Merger Agreement, if and only to the extent that, in any such case referred to in clause (B) or (C): (1) the Purchaser's acquisition of Shares pursuant to the Offer shall not have occurred; (2) the Company complies in all material respects with the nonsolicitation provisions of the Merger Agreement; (3) the Company Board, after consultation with outside counsel, determines in good faith that such action is required in the exercise of its fiduciary duties under applicable law; (4) in the case of clause (B) above, (I) if the Company has received an unsolicited bona fide written Acquisition Proposal from a third party, the Company Board concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal (as hereinafter defined) after giving effect to all of the adjustments which may be offered by Aeroflex pursuant to clause (III) below,
(II) it has notified Aeroflex, at least three business days in advance, of its intention to effect a Change in Company Recommendation, specifying the material terms and conditions of any such Superior Proposal and furnishing to Aeroflex a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents and (III) prior to effecting such a Change in Company Recommendation, it has, and has caused its financial and legal advisors to, negotiate with Aeroflex in good faith to make such adjustments in the terms and conditions of the Merger Agreement as would enable it to proceed with the Offer and the Merger and the other transactions contemplated thereby without violating its fiduciary duties under applicable law; (5) in the case of clause (C) above, the Company Board concludes in good faith that there is a reasonable likelihood that such Acquisition Proposal constitutes a Superior Proposal, and prior to providing any nonpublic information or data to any person in connection with Acquisition Proposal, the Company Board receives from such person an executed confidentiality agreement having provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement; and (6) the Company immediately (and in any event prior to providing any nonpublic information or data to any person or entering into discussions or negotiations with any person) notifies

Aeroflex of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the identity of such person and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). The Company agrees that it will advise Aeroflex of any developments (including any changes in such terms and conditions) with respect to such inquiries, proposals or offers as promptly as practicable after the occurrence thereof.

     The Merger Agreement also provides that the Company will immediately cease, and cause its Subsidiaries and their Representatives to cease, any and all existing activities, discussions or negotiations with any third parties conducted prior to the execution of the Merger Agreement with respect to any Acquisition Proposal, and shall use its reasonable best efforts to cause any such third parties in possession of nonpublic information about it or any of its Subsidiaries that was furnished by or on its behalf in connection with any of the foregoing to return or destroy all such information in the possession of any such third party or in the possession of any Representative of any such third party, and it will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal.

     Pursuant to the Merger Agreement, any disclosure (other than a "stop, look and listen" or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) made pursuant to clause (A) of the second preceding paragraph will be deemed to be a Change in Company Recommendation unless the board of directors expressly reaffirms the Company Recommendation in such disclosure.

     As used in the Merger Agreement, "Representative" means, with respect to any person, any officer, director, employee, affiliate, agent, representative or advisor, including any investment banker, attorney or accountant retained by such person or any of its Subsidiaries.

     As used in the Merger Agreement, a "Change in Company Recommendation" means
(x) any withdrawal, modification or qualification (or proposal to withdraw, modify or qualify) in any manner adverse to Aeroflex the recommendation by the Company Board or any committee thereof of the Offer, the Merger or the Merger Agreement, or (y) any other action or other statement made by the Company Board inconsistent with such recommendation.

     As used in the Merger Agreement, "Superior Proposal" means an unsolicited bona fide written Acquisition Proposal which the Company Board concludes in good faith, after consultation with its financial advisors and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) is more favorable to the stockholders of Company, from a financial point of view, than the transactions contemplated by the Merger Agreement, (ii) is not subject to any financing contingencies, (iii) is from a person that a nationally recognized investment bank advises in writing is financially capable of consummating such proposal, and (iv) is not subject to any condition the fulfillment of which, in the good faith judgment of the Company Board, is not highly probable; provided that, for purposes of this definition, "Acquisition Proposal" refers only to a transaction involving voting securities of Company and the reference to "10% or more" in the definition of "Acquisition Proposal" shall be deemed to be a reference to "a majority."

     Public Announcements. The Merger Agreement provides that Aeroflex and the Company agree that neither one of them will issue any press release or otherwise make any public statement or respond to any press inquiry with respect to the Merger Agreement or the transactions contemplated thereby without the prior approval of the other party (which approval will not be unreasonably withheld or delayed), except as may be required by applicable law or the rules of any stock exchange on which such party's securities are listed.

     Indemnification; D&O Insurance. The Merger Agreement provides that for a three year period from and after the Effective Time, Aeroflex will indemnify and hold harmless each present and former director and officer of the Company and its Subsidiaries against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, by reason of the fact that such individual is or was a director, officer, employee or agent of the Company or any of its Subsidiaries, or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the purchase of Shares in the Offer, to the fullest extent permitted under applicable law, and Aeroflex will also advance fees and expenses as incurred to the fullest extent permitted under applicable law.

     The Merger Agreement further provides that the certificate of incorporation of the Company will, from and after the Purchase Date, and the certificate of incorporation of the Surviving Corporation will, from and after the Effective Time, contain provisions no less favorable with respect to indemnification than are set forth as of the date of the Merger Agreement in the certificate of incorporation of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of three years from the Purchase Date in any manner that would adversely affect the rights thereunder of individuals who at the Purchase Date were directors, officers or employees of the Company; provided that the foregoing shall not limit Aeroflex's ability to merge the Company into Aeroflex or any of its Subsidiaries or otherwise eliminate the Company's corporate existence.

     The Merger Agreement further provides that, for three years from the Effective Time, Aeroflex will maintain in effect the Company's and its Subsidiaries' current directors' and officers' liability insurance policies (the "Policies") covering those persons who are currently covered by the Policies; provided, however, that in no event shall Aeroflex be required to expend in any one year an amount in excess of an agreed upon amount for such insurance, and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, Aeroflex is obligated to obtain policies with the greatest coverage available for a cost not exceeding such amount; and provided, further, that Aeroflex may meet these obligations by covering the above persons under Aeroflex's insurance policy or other substitute policies on the terms described above that expressly provide coverage for any acts that are covered by the existing Policies of the Company and its Subsidiaries.

     Conditions to the Merger. The Merger Agreement provides that the obligations of Aeroflex, the Purchaser and the Company to consummate the Merger are subject to the satisfaction of the following conditions at or prior to the Effective Time:

          (1) if required by the DGCL, the approval of the Merger Agreement by the stockholders of the Company in accordance with such law;

          (2) no statute, rule, regulation, executive order, decree, ruling or permanent injunction shall have been enacted, entered, promulgated or enforced by any governmental entity that prohibits the consummation of the Merger substantially on the terms contemplated by the Merger Agreement or has the effect of making Aeroflex or the Purchaser's acquisition of Shares illegal; and

          (3) Aeroflex or the Purchaser will have purchased Shares pursuant to the Offer.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time:

          (1) by the mutual written consent of the Company (including, from and after the Purchase Date, only with the concurrence of a majority of the directors of the Company then in office who neither were designated by Aeroflex nor are employees of the Company), Aeroflex and the Purchaser;

          (2) by either Aeroflex or the Company if (a) (i) the Offer shall have expired without any Shares being purchased pursuant thereto, or (ii) the Offer has not been consummated on or before August 30, 2002, so long as the terminating party is not the cause of the failure to purchase shares pursuant to the Offer; (b) applicable law prohibits the consummation of the Offer or the Merger substantially on the terms contemplated by the Merger Agreement; or (c) a final and non-appealable order, decree, ruling or injunction has been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger substantially on the terms contemplated by the Merger Agreement, so long as the terminating party shall have used its reasonable best efforts to remove such order, decree, ruling or injunction;

          (3) by Aeroflex if due to an occurrence or circumstance, other than as a result of a breach by Aeroflex or the Purchaser of their obligations under the Merger Agreement or under the Offer, resulting in a failure to satisfy any condition to the Offer, the Purchaser shall have (a) failed to commence the Offer within 30 days following the date of the Merger Agreement or (b) terminated the Offer without having accepted any Shares for payment thereunder;

          (4) by the Company if (i) the Purchaser shall have failed to commence the Offer within 15 days following the date of the Merger Agreement, provided that no event constituting a failure of the conditions to the Offer shall have occurred; (ii) the Purchaser shall have terminated the Offer without having accepted any Shares for payment, other than as a result of a breach by the Company of its obligations under the Merger Agreement, that would result in a failure to satisfy any of the conditions to the Offer; or (iii) if the representations and warranties of Purchaser and Aeroflex regarding (x) their authority to consummate the transactions contemplated by the Merger Agreement, (y) the availability of sufficient funds to purchase the Shares in the Offer and Merger and to make the loan of $48.8 million to the Company to pay the Lenders, or (z) the accuracy in all material respects of the information of Aeroflex and Purchaser in this Offer to Purchase and related documents and the Schedule 14D-9 shall not be true and correct in all material respects; provided, that in the event of a breach of the representations and warranties with respect to the accuracy of the information of Aeroflex and Purchaser, Aeroflex and Purchaser will have ten business days to remedy any such breach; or

          (5) by the Company, in accordance with the Merger Agreement, to accept a Superior Proposal, provided that such termination shall not be effective unless and until the Company shall have paid to Aeroflex the Termination Fee described below.

     If the Merger Agreement is terminated, there shall be no other liability (other than with respect to Termination Fees and confidentiality) on the part of Aeroflex, the Purchaser or the Company or their respective officers or directors except liability arising out of a willful breach of the Merger Agreement. In the event of termination of the Merger Agreement prior to the expiration of the Offer, Aeroflex and the Purchaser will promptly terminate the Offer without the purchase of Shares thereunder.

     Fees and Expenses. Except as otherwise specified below, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the Offer or the Merger is consummated.

     In the event that the Merger Agreement shall have been terminated (i) pursuant to paragraph (3) under "-- Termination" above as a result of the failure of the condition set forth in paragraph (e) of Section 15 below, (ii) pursuant to paragraph (5) under "-- Termination" above, (iii) as a result of the failure to satisfy the Minimum Condition to the Offer and prior to such termination, an Acquisition Proposal has been publicly announced, or (iv) pursuant to paragraph (2)(a)(i) or (ii) under "-- Termination" above and, prior to such termination, an Acquisition Proposal has been publicly announced, the Company will immediately pay Aeroflex a fee equal to $2.5 million plus all reasonable and documented expenses of Aeroflex and the Purchaser incurred in connection with the transactions contemplated by the Merger Agreement in an amount not to exceed $500,000 (collectively, the "Termination Fee"), payable by wire transfer of immediately available funds, the receipt of which by Aeroflex in the case of termination pursuant to paragraph (5) under "-- Termination" above shall be a condition to the effectiveness of such termination. Notwithstanding the foregoing, no such payment pursuant to clauses (iii) or (iv) of the preceding sentence will be required if, within five business days after the public announcement of such Acquisition Proposal or communication of the Acquisition Proposal to the Company Board, the Company Board (A) determines that such Acquisition Proposal does not constitute a Superior Proposal, (B) so notifies Aeroflex and the person or persons that made the Acquisition Proposal in writing, and (C) in the case of any Acquisition Proposal that has been publicly disclosed, within three business days thereafter files with the SEC, and mails to Company's stockholders, a supplement to the Company's Schedule 14D-9 describing such determination and reaffirming the Company Board's recommendation of the Offer and the Merger; provided, however, if, at any time prior to the first anniversary of such termination, the Company or any of its Subsidiaries enters into a definitive agreement in respect of, or approves or recommends, an Acquisition Proposal, or agrees or resolves to do any of the foregoing, the Company must pay to Aeroflex the Termination Fee not later than the date of consummation of the transaction relating to an Acquisition Proposal.

     Amendment. At any time prior to the Effective Time, the Merger Agreement may be amended by written agreement of the parties thereto; provided, however, that after adoption of the Merger Agreement by stockholders of the Company, there shall be no amendment or change to the Merger Agreement that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger or other change requiring stockholder approval without further approval by the stockholders of the Company.

12.  PURPOSE OF THE OFFER; PLANS FOR THE COMPANY

     Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

     The Company Board has approved the Merger and the Merger Agreement. Depending upon the number of Shares purchased by the Purchaser pursuant to the Offer, the Company Board may be required to submit the Merger Agreement to the Company's stockholders for approval at a stockholder's meeting convened for that purpose in accordance with the DGCL. If stockholder approval is required, the Merger Agreement must be approved by a majority of all votes entitled to be cast at such meeting.

     If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the Merger Agreement at the stockholders' meeting without the affirmative vote of any other stockholder. If the Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer (including any Subsequent Offering Period), the Purchaser Option or otherwise, the Merger may be consummated without a stockholder meeting and without the approval of the Company's stockholders. See Sections 1 and 11. The Merger Agreement provides that the Purchaser will be merged into the Company and that the certificate of incorporation and bylaws of the Purchaser will be the certificate of incorporation and bylaws of the Surviving Corporation following the Merger, until amended.

     Under the DGCL, holders of Shares do not have dissenters' rights as a result of the Offer. In connection with the Merger, however, stockholders of the Company may have the right to dissent and demand appraisal of their Shares under the DGCL. Dissenting stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Aeroflex may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger.

     Plans for the Company. Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by the Purchaser pursuant to the Offer, the Purchaser currently intends to seek maximum representation on the Company Board, subject to the requirement in the Merger Agreement that if Shares are purchased pursuant to the Offer, there shall be until the Effective Time at least three members of the Company Board who were directors as of the date of the Merger Agreement and who are not employees of the Company. The Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger.
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

     The Purchaser and Aeroflex will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger in order to determine what actions, if any, they will take to consolidate the business of the Company with those of Aeroflex, and will take such actions as they deem appropriate. Aeroflex intends to seek additional information about the Company during this period. Aeroflex intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management with a view to optimizing development of the Company's potential in conjunction with Aeroflex's business.

     Except as described above or elsewhere in this Offer to Purchase, the Purchaser has no present plans or proposals that would relate to or result in
(i) any extraordinary corporate transaction involving the Company or any of its Subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its Subsidiaries, (iii) any change in the Company Board or management of the Company, (iv) any material change in the Company's capitalization or dividend policy, (v) any other material change in the Company's corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or
(vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.  CERTAIN EFFECTS OF THE OFFER

     Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

     Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion on Nasdaq. According to its published guidelines, Nasdaq would give consideration to delisting Shares if, among other things, the Shares did not substantially meet its standards for continued listing. Under the first standard, Nasdaq would give consideration to delisting the Shares if (i) the number of publicly held Shares falls below 750,000, (ii) the number of holders of round lots of shares of Common Stock falls below 400, (iii) the Company's market value of publicly held Shares falls below $5 million, (iv) the minimum bid price per Share falls below $1, (v) the Company's stockholders' equity falls below $10 million (or, until November 1, 2002, net tangible assets fall below $4 million), and (vi) there fails to be at least two market makers in the Shares. Under the second standard, Nasdaq would give consideration to delisting the Shares if (i) the number of publicly held Shares falls below 1,100,000, (ii) the number of holders of round lots of Shares falls below 400, (iii) the Company's market value of publicly held Shares falls below $15 million, (iv) the minimum bid price per Share falls below $3 and (v) either (a) the Company's market capitalization falls below $50 million or (b) the Company's total assets and total revenue fall below $50 million for each of the two most recently completed fiscal years or two of the last three most recently completed fiscal years, and
(vi) there fails to be at least four market makers in the Shares. Shares held by directors or officers of the Company, or their immediate families, or by any beneficial owner of more than ten percent or more of the Shares ordinarily will not be considered as being publicly held for this purpose.

     If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges or other sources. However, the extent of the public market for the Shares and the availability of such quotations would depend upon such factors as the number of stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act and other factors. Neither Aeroflex nor the Purchaser can predict whether the reduction in the number of the Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

     Margin Regulations. The Shares are currently "margin securities" under the Regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

     Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to
Section 14(a) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for trading on Nasdaq. Aeroflex and the Purchaser currently intend to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

14.  DIVIDENDS AND DISTRIBUTIONS

     As discussed in Section 11, the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Aeroflex, the Company will not and will not permit any of its Subsidiaries to authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (except for dividends paid by a Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company). In addition, the Company's Credit Agreement restricts the payment of dividends; due to the existing defaults under the Credit Agreement, no dividends are permitted to be paid to stockholders at this time.

15.  CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the Purchaser's obligation to pay for or return Shares promptly after termination or withdrawal of the Offer), pay for, and may postpone the acceptance for payment of and payment for Shares tendered, and, except as set forth in the Merger Agreement, terminate the Offer as to any Shares not then paid for if (i) the Minimum Condition shall not have been satisfied at the Expiration Date, (ii) the notification and approval of the European Commission or any other Governmental Entity (as defined in the Merger Agreement), in each case if required, shall not have been received, or (iii) immediately prior to the expiration of the Offer, any of the following conditions shall exist:

          (a) there will have been entered, enforced or issued by any Governmental Entity any judgment, order, injunction or decree (i) which makes illegal, restrains or prohibits or makes materially more costly the making of the Offer, the acceptance for payment of, or payment for, any Shares by Aeroflex, the Purchaser or any other affiliate of Aeroflex, or the consummation of the Merger, (ii) which prohibits or limits materially the ownership or operation by the Company, Aeroflex or any of their Subsidiaries of all or any material portion of the business or assets of the Company, Aeroflex or any of their Subsidiaries, or compels the Company, Aeroflex or any of their Subsidiaries to dispose of or hold separate all or any portion of the business or assets of the Company, Aeroflex or any of their Subsidiaries, (iii) which imposes or confirms limitations on the ability of Aeroflex, the Purchaser or any other affiliate of Aeroflex to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, (iv) which requires divestiture by Aeroflex, the Purchaser or any other affiliate of Aeroflex of any Shares or (v) which otherwise would have a Material Adverse Effect on the Company to the extent that it relates to or arises out of the transactions contemplated by the Merger Agreement or Aeroflex;

          (b) there shall have been any statute, rule, regulation, legislation or interpretation enacted, enforced, promulgated, amended or issued by any Governmental Entity or deemed by any Governmental Entity applicable to (i) Aeroflex, the Company or any Subsidiary or affiliate of Aeroflex or the Company or (ii) any transaction contemplated by the Merger Agreement which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

          (c) there shall have occurred any changes, conditions, events or developments that would have, or be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company;

          (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the NYSE other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index,
     (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation (whether or not mandatory) on the extension of credit by banks or other lending institutions in the United States, (iv) the commencement of a war, material armed hostilities or any other material international or national calamity involving the United States or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (e) (i) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that any individual, corporation, partnership, association, trust or any other entity or organization, other than Aeroflex or any of its affiliates, shall have acquired or entered into a definitive agreement or agreement in principle to acquire beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the then outstanding Shares, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of 20% or more of the then outstanding Shares, or (ii) the Company Board or any committee thereof shall have (A) withdrawn, modified or changed, in a manner adverse to Aeroflex or the Purchaser, the recommendation by such Company Board or such committee of the Offer, the Merger or the Merger Agreement, (B) approved or recommended, or proposed publicly to approve or recommend an Acquisition Proposal, (C) caused the Company to enter into any agreement relating to any Acquisition Proposal, or (D) resolved to do any of the foregoing;

          (f) the representations or warranties of the Company set forth in the Merger Agreement that are qualified by materiality or Material Adverse Effect shall not be true and correct, or the representations and warranties of the Company set forth in the Merger Agreement that are not so qualified shall not be true and correct in all material respects, in each case, as if such representations or warranties were made as of the date of the Merger Agreement (except to the extent such representations and warranties speak as of a specific date or as of the date of the Merger Agreement, in which case such representations and warranties shall not be so true and correct or true and correct in all material respects, as the case may be, as of such specific date or as of the date of the Merger Agreement, respectively) and as of the date of the expiration of the Offer;

          (g) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

          (h) the Loan Discharge Agreement or the Forbearance Agreement between the Company and its Lenders shall cease to be in full force and effect or such Lenders shall have asserted any claims or exercised any rights or taken any action under the Credit Agreement which such Lenders would have been precluded from taking under the terms of the Forebearance Agreement;

          (i) the Merger Agreement shall have been terminated in accordance with its terms;

          (j) the Purchaser and the Company shall have agreed that the Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder; or

          (k) the Purchaser shall not have received executed letters of resignation from four members of the Board of Directors of the Company (including all Company employee directors);

which, in the reasonable good faith judgment of the Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Aeroflex or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

     Except as expressly set forth in the Merger Agreement, the foregoing conditions are for the benefit of the Purchaser and Aeroflex and may be asserted by the Purchaser or Aeroflex regardless of the circumstances giving rise to any such condition or may be waived by the Purchaser or Aeroflex in whole or in part at any time and from time to time in their reasonable discretion. The failure by Aeroflex or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

     General. The Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under "State Takeover Statutes," such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company's business, or certain parts of the Company's business might not have to be disposed of, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See
Section 15.

     State Takeover Statutes. A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through Subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws.

     In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

     The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who has the right to acquire 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Company Board approved for purposes of
Section 203 the entering into by Aeroflex, the Purchaser and the Company of the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Aeroflex and the Purchaser by virtue of such actions.

     If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between the Purchaser or any of its affiliates and the Company, the Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, the Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15.

     United States Antitrust Compliance. Under the Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is not subject to such requirements.

     The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Purchaser or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Purchaser does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 15, including conditions with respect to litigation and certain governmental actions and Section 11 for certain termination rights.

     Foreign Antitrust Compliance. Aeroflex and the Company each conduct operations in a number of foreign countries, and certain filings will have to be made with foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties and, where necessary, such filings have been or will be made. Under the antitrust and competition laws of certain foreign countries, certain acquisitions, including the Offer and the Merger, may not be completed unless certain information has been furnished to the relevant regulatory authority and such authority has granted its approval or such approval has been deemed to have been granted. The Purchaser and Aeroflex believe that efforts sufficient to satisfy these requirements can be completed and that the required approvals can be obtained by the time of the initial Expiration Date of the Offer. However, there is no assurance that such requirements can be satisfied or, if satisfied, the date by which they will be satisfied.

17.  DISSENTERS' RIGHTS

     If the Merger is consummated, stockholders of the Company may have the right to dissent and demand appraisal of their Shares under the DGCL. See
Section 12. Under the DGCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Offer Price, the consideration per Share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Additional information with regard to dissenters' rights will be provided to stockholders in connection with the Merger.

18.  FEES AND EXPENSES

     Aeroflex and the Purchaser have retained MacKenzie Partners, Inc. to be the Information Agent and American Stock Transfer & Trust Company to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares. In addition, Aeroflex retained C.E. Unterberg, Towbin to provide certain financial advisory services in connection with the transactions contemplated by the Merger Agreement.

     The Information Agent, the Depositary and C.E. Unterberg, Towbin each will receive reasonable and customary compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

     Neither Aeroflex nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.  MISCELLANEOUS

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on
Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth under Section 7 above.

                                          TESTCO ACQUISITION CORP.

April 19, 2002

                                                                      SCHEDULE I

         DIRECTORS AND EXECUTIVE OFFICERS OF AEROFLEX AND THE PURCHASER

1.  DIRECTORS AND EXECUTIVE OFFICERS OF AEROFLEX

     The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Aeroflex. Unless otherwise indicated, the current business address of each person is 35 South Service Road, Plainview, NY 11803. Unless otherwise indicated, each such person is a citizen of the United States of America and each occupation set forth opposite an individual's name refers to employment with Aeroflex, except as otherwise set forth below.

                                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME, AGE AND BUSINESS ADDRESS                 MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------------              --------------------------------------------------------
Harvey R. Blau, 66........................  Mr. Blau was appointed as Chairman of the Board and
                                            Chief Executive Officer of Aeroflex in October 1991. Mr.
                                            Blau had previously served as Vice Chairman from
                                            November 1983 until October 1991 and has been a director
                                            since 1980. Mr. Blau is also Chairman of the Board and
                                            Chief Executive Officer of Griffon Corporation, a
                                            diversified industrial company that produces garage
                                            doors, specialty plastic films and electronic and
                                            information communications systems and is a director of
                                            Reckson Associates Realty Corp. and Nu Horizons
                                            Electronics Corp. Mr. Blau has been a practicing
                                            attorney in the State of New York since 1961, and is a
                                            member of the law firm of Blau, Kramer, Wactlar &
                                            Lieberman, P.C.
Michael Gorin, 60.........................  Mr. Gorin has been an employee of Aeroflex in various executive positions since July 1985 and has been
                                            President since October 1988, a director since August
                                            1990 and Chief Financial Officer since 1991. From 1986
                                            to October 1988, Mr. Gorin was the Vice
                                            President-Finance of Aeroflex. From May 1980 until July
                                            1985, Mr. Gorin was Senior Vice President of Republic
                                            National Bank of New York. For more than ten years prior
                                            to that, he was employed by Arthur Andersen & Co.,
                                            becoming a partner in April 1973. Mr. Gorin is licensed
                                            as a Certified Public Accountant in the State of New
                                            York.
Leonard Borow, 54.........................  Mr. Borow has been an employee of Aeroflex in various executive positions since November 1989 and has been
                                            Executive Vice President and Chief Operating Officer
                                            since October 1991, a director since November 1992 and
                                            Secretary since November 1993. Prior to joining
                                            Aeroflex, Mr. Borow was President of Comstron
                                            Corporation, a manufacturer of fast switching frequency
                                            synthesizers and components, which was acquired by
                                            Aeroflex in November 1989.
Paul Abecassis, 51........................  Mr. Abecassis has been a director of Aeroflex since
                                            August 1998. Mr. Abecassis has been an investment banker
                                            for more than the past 20 years. He joined Bear Stearns
                                            International Limited, an investment banking firm, as a
                                            Managing Director in May 1990 and became a Senior
                                            Managing Director in September 1992.
Milton Brenner, 74........................  Mr. Brenner has been a director of Aeroflex since August
                                            1988. Until his retirement in September 1988, Mr.
                                            Brenner was President of Aeroflex Laboratories
                                            Incorporated, one of Aeroflex's Subsidiaries, for more
                                            than 15 years. Mr. Brenner was previously a director of
                                            Aeroflex from 1973 to 1986.

                                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME, AGE AND BUSINESS ADDRESS                 MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------------              --------------------------------------------------------
Ernest E. Courchene, Jr., 70..............  Mr. Courchene has been a director of Aeroflex since
                                            April 1980. Mr. Courchene served from May 1987 to May
                                            1992 as Vice Chairman and a director of Digitech
                                            Industries, Inc., a manufacturer of data communications
                                            diagnostic equipment. From May 1983 to May 1987, Mr.
                                            Courchene was President of Southport Capital Group Ltd.,
                                            an investment banking firm, and from March 1980 to
                                            November 1985, he was Chairman of the Board of Harbor
                                            Electronics Inc., a manufacturer of cable assemblies for
                                            the electronics industry.
Vice Admiral Donald S. Jones (USN Ret.),
  73......................................  Vice Admiral Jones has been a director of Aeroflex since
                                            November 1993. Admiral Jones retired from the United
                                            States government in 1987 after more than 37 years of
                                            service. From March 1988 to March 1990, Vice Admiral
                                            Jones was Vice President for Government and
                                            International Affairs for Tracor Inc., a manufacturer of
                                            electronic products and a provider of aircraft service
                                            and repair. Since retirement, Admiral Jones also has
                                            acted as an independent consultant.
Eugene Novikoff, 78.......................  Mr. Novikoff has been a director of Aeroflex since June
                                            1979. Mr. Novikoff is a professional engineer and during
                                            the period from 1972 to 1978 was a director and Vice
                                            President (in charge of development and engineering) for
                                            Knogo Corporation, a manufacturing and service
                                            organization engaged in providing equipment and devices
                                            to libraries and retail businesses to reduce losses from
                                            pilferage. Since January 1979, Mr. Novikoff has been a
                                            self-employed consulting engineer.
Major General John S. Patton, PH.D. (USAF
  Ret.), 84...............................  General Patton has been a director of Aeroflex since
                                            August 1985. General Patton retired from the United
                                            States government in 1978 after more than 36 years of
                                            service. Since retirement, he has acted as an
                                            independent analytical technical consultant.
Charles Badlato, 43.......................  Mr. Badlato has been employed by Aeroflex in various financial positions since December 1987 and has been
                                            Treasurer since February 1994. From May 1981 until
                                            December 1987, Mr. Badlato was employed by various
                                            certified public accounting firms, most recently as an
                                            audit manager with Touche Ross & Co. Mr. Badlato is
                                            licensed as a certified public accountant in the State
                                            of New York.
Carl Caruso, 58...........................  Mr. Caruso has been employed as Vice President of
                                            Aeroflex Laboratories Incorporated since November 1989
                                            and has been Vice President -- Manufacturing of Aeroflex
                                            since February 1997. Prior to joining Aeroflex, Mr.
                                            Caruso was Vice President of Comstron Corporation which
                                            was acquired by Aeroflex in November 1989.

2.  DIRECTORS AND OFFICERS OF THE PURCHASER

     The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Purchaser, and of Mr. Frank Carretta, who is expected to be appointed to the Company Board following the purchase of Shares in the Offer. Unless otherwise indicated, the current business address of each person is 35 South Service Road, Plainview, NY 11803. Unless otherwise indicated, each such person is a citizen of the

United States of America and each occupation set forth opposite an individual's name refers to employment with Aeroflex.

                                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME, AGE AND BUSINESS ADDRESS                 MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------------------------              --------------------------------------------------------
Directors and Executive Officers of
  Purchaser:
Harvey R. Blau, 66........................  See Part 1 of this Schedule I. Mr. Blau is a director of
                                            Purchaser.
Michael Gorin, 60.........................  See Part 1 of this Schedule I. Mr. Gorin is a director and the President of Purchaser.
Leonard Borow, 54.........................  See Part 1 of this Schedule I. Mr. Borow is a director and Vice President and Secretary of Purchaser.
Charles Badlato, 43.......................  See Part 1 of this Schedule I. Mr. Badlato is Treasurer and Assistant Secretary of Purchaser.
Designee to the Company Board:
Frank Carretta, 57........................  Mr. Carretta has been employed by Aeroflex Test
                                            Solutions, a division of Aeroflex, since October 2001
                                            and has been President of Aeroflex Test Solutions since
                                            January 2002. Prior to joining Aeroflex, Mr. Carretta
                                            was Senior Vice President of Sales and Marketing for DMC
                                            Stratex Networks and Area Sales Manager for M/A-Com. He
                                            also spent 17 years with Hewlett-Packard, now Agilent.

     Manually signed facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at the address set forth below:

                        THE DEPOSITARY FOR THE OFFER IS:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY

                      By Mail, Hand or Overnight Courier:
                          59 Maiden Lane, Plaza Level
                            New York, New York 10038

                           By Facsimile Transmission:
                        (For Eligible Institutions Only)
                                 (718) 234-5001

                        Confirm Facsimile by Telephone:
                                 (800) 937-5449
                            (For Confirmation Only)

     Questions or requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and related materials may be obtained from the Information Agent as set forth below and will be furnished promptly at the Purchaser's expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                        [MACKENZIE PARTNERS, INC. LOGO]

                               105 Madison Avenue
                            New York, New York 10016
                         (212) 929-5500 (Call Collect)
                                       or
                         CALL TOLL-FREE (800) 322-2855

                       Email: proxy@mackenziepartners.com